Exhibit 99.2

These materials are being sent to both registered and non-registered owners of shares. If you are a non-registered owner, and the issuer or its agent has sent these materials directly to you, your name and address and information about your shareholdings have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding your shares on your behalf.

By choosing to send these materials to you directly, the issuer (and not the intermediary holding your shares on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.

i	Notice of Annual General Meeting of Shareholders

ii	Letter to Shareholders

1	General Information
	1	Notice and Access
	1	Proxies
	2	How to Vote
	3	Voting Shares and Principal Holders of Voting Shares

7	Business to be Transacted at the Meeting

8	Nominees for Election as Directors

16	Report of the Human Resources Committee
	16	Executive Compensation Discussion and Analysis
		16	Executive Compensation Process for the 2017 Fiscal Year
		16	The Human Resources Committee of the Board of Directors
		18	Executive Compensation Related Fees
		19	Executive Compensation Components
		26	Incentive Plan Awards – Value Vested or Earned During the Year
		27	Performance Graph
		28	Defined Contribution Pension Plan and Deferred Compensation Plans
		29	Compensation of Named Executive Officers
			30	Net Total Compensation Table
			31	Summary Compensation Table
	32	Key Features of CGI’s Long-Term Incentive Plans
		32	Share Option Plan
		34	Equity Compensation Plan Information as at September 30, 2017
		34	Performance Share Unit Plan
	35	Compensation of Directors
		35	Board of Directors and Standing Committee Fees
		36	Directors’ Compensation Table
		36	Deferred Stock Units Plan and Deferred Stock Units Granted to Directors
		37	Stock Options Held by Directors
		37	Incentive Plan Awards – Value Vested or Earned During the Year
	37	Indebtedness of Directors and Named Executive Officers

2017 MANAGEMENT PROXY CIRCULAR

38	Report of the Corporate Governance Committee
	38	Corporate Governance Practices
		38	CGI’s Shareholders
		39	Diversity
		39	Majority Voting Policy
		40	Clawback Policy
		40	Insider Trading and Blackout Policy
		40	Anti-Hedging Restrictions
	40	Mandate, Structure and Composition of the Board of Directors
	42	Role and Responsibilities of the Founder and Executive Chairman of the Board and of the President and Chief Executive Officer
	42	Role and Responsibilities of the Lead Director and Standing Committee Chairs
	43	Criteria for Tenure on CGI’s Board of Directors
	46	Attendance at Board and Standing Committee Meetings
	47	Share Ownership Guideline for Directors
	48	Availability and Workload
	50	Nomination Process for the Board of Directors and Executive Officers
	50	Board of Directors Participation in Strategic Planning
	51	Guidelines on Disclosure of Information
	51	Codes of Ethics

53	Report of the Audit and Risk Management Committee
	53	External Auditors
		53	Auditor Independence Policy
		53	Performance of Services
		54	Governance Procedures
		54	Management and Committee Responsibilities
		54	Annual External Auditors Assessment
		55	Fees Billed by the External Auditors
	55	Related Party Transactions

55	Other Business to be Transacted at the Annual General Meeting of Shareholders

56	Additional Information

56	Shareholder Proposals

56	Approval by the Directors

57	Appendix A
Stock Options and Share-Based Awards held by Named Executive Officers

59	Appendix B
Stock Options and Share-Based Awards held by Directors

66	Appendix C
Shareholder Proposals

2017 MANAGEMENT PROXY CIRCULAR

Notice of Annual General Meeting of Shareholders

Date, Time and Place

Notice is hereby given that an Annual General Meeting of Shareholders (the “Meeting”) of CGI Group Inc. (“CGI” or the “Company”) will be held at the Ritz-Carlton Hotel in the Oval Room, 1228 Sherbrooke Street West, in Montreal, Quebec, Canada, on January 31, 2018, at 11:00 a.m. (Montreal time).

Items of Business

1	To receive the report of the directors, together with the annual audited consolidated financial statements of the Company and the report of the auditors for the fiscal year ended September 30, 2017;
2	to elect directors;
3	to appoint the auditors for the fiscal year of the Company ending September 30, 2018 and authorize the Audit and Risk Management Committee to fix their compensation;
4	to consider Shareholder Proposal Number Two on the disclosure of voting results by classes of shares attached as Appendix C; and
5	to transact such other business as may properly come before the Meeting or any adjournment thereof.

Record Date to Determine Shareholders Eligible to Vote and Attend the Meeting

Only persons shown on the register of shareholders of CGI at the close of business on December 11, 2017, or their proxyholders, will be entitled to attend the Meeting and vote. CGI’s register of shareholders is kept by its transfer agent, Computershare Investor Services Inc.

Proxy Voting

Proxies submitted by mail, phone or internet must be received by Computershare Investor Services Inc. by 11:00 a.m., Montreal time, on Tuesday, January 30, 2018. Shareholders who miss the phone and internet proxy return deadline may still submit a paper proxy which must be received by the Corporate Secretary of the Company prior to the Meeting or any adjournment thereof.

We wish to have as many shares as possible represented and voted at the Meeting, and for this reason, if you are unable to attend the Meeting in person, we kindly ask you to (i) if you have requested to receive a paper copy of the current materials, complete and return the form of proxy or voting instruction form in the postage prepaid envelope provided for that purpose, (ii) vote by phone, or (iii) vote using the internet. Instructions on how to vote by phone or by using the internet are provided in CGI’s Management Proxy Circular.

CGI has opted to use the Notice and Access rules adopted by Canadian securities regulators to reduce the volume of paper in the Meeting materials distributed for the Annual General Meeting of Shareholders. Instead of receiving the enclosed Management Proxy Circular with the form of proxy or voting instruction form, shareholders received a Notice of Meeting with instructions on how to access the remaining Meeting materials online. CGI’s Management Proxy Circular and other relevant materials are available on the internet at www.envisionreports.com/gib2017 or on the Canadian Securities Administrators’ website at www.sedar.com. The Meeting will be broadcasted live on the Company’s website at www.cgi.com/investors. The webcast will also be archived on the Company’s website afterwards.

Montreal, Quebec

Dated December 11, 2017

By order of the Board of Directors,

Benoit Dubé

Executive Vice-President, Chief Legal Officer and Corporate Secretary

i	2017 MANAGEMENT PROXY CIRCULAR

Letter to Shareholders

Dear fellow shareholders,

Fiscal 2017 marked another strong year, as we continued to successfully implement our Build and Buy profitable growth strategy.

On the “Build” side, we reported four consecutive quarters of organic growth on a constant currency basis while we continued to improve our mix of high quality revenue and maintained our profitability. As the digital needs of customers and citizens around the world and in all industries drive greater investments in technology, we strive for excellence in service delivery, while providing our clients with end-to-end services and solutions tailored to their needs. Throughout fiscal 2017, we helped our clients integrate our full suite of end-to-end offerings – high-end consulting, systems integration, IP-based services and solutions, and transformational outsourcing – and were actively engaged with both the business and IT sides of our clients’ organizations, becoming more than just a service and solution provider, but also a long-term partner to support them in achieving their objectives.

On the “Buy” side, we made four strategic niche acquisitions which increased our workforce in the United States by approximately 1,000 professionals and which are expected to further strengthen CGI’s capabilities across several in-demand markets. In addition, shortly after the end of fiscal 2017, we acquired Affecto Plc, a leading provider of business intelligence and enterprise information solutions and services, adding some 1,000 additional professionals to our northern Europe team. As market conditions continue to favour consolidation in response to client demand for global partners, our funnel of potential acquisition targets continues to be replenished while we maintain the financial flexibility to capitalize on merger opportunities.

Our success begins and ends with client satisfaction, which is at the heart of CGI’s approach to quality management, together with member and shareholder satisfaction. Our ISO 9001-certified operations apply the CGI Management Foundation, which outlines the key strategies and processes that define and guide the management of CGI and the management of our relationships with our stakeholders. At CGI, we have integrated the concept of quality into every aspect of the management of the Company and we are proud to continue to operate while promoting this set of practices and management tools that we have developed globally over the years. We look forward to fostering our long-term relationships with our stakeholders, while continuing to be a first-choice partner for our clients.

We also rely on a set of performance indicators comprised of measures related to each of our stakeholders. Our performance metrics are applied throughout the Company to ensure that we serve as an expert of choice to our clients, we provide a rewarding place in which to build a career for our members, and continue to offer a long-term profitable investment for our shareholders. Global, local and comparative results are made visible and monitored at all management levels. They are also regularly reviewed and discussed with all of our members.

Through our enterprise digital transformation capabilities and industry expertise, we help clients embark on their digital journeys and succeed in becoming customer-centric digital organizations. The market for our services remains strong, and our sustained growth means that we are better placed than at any time in our history to provide innovative services and solutions to our clients with truly global reach. Our client proximity model, together with our sharp focus on clearly delineated vertical markets, allows us to develop a fundamental understanding of our clients’ needs. In addition, we have centers strategically located to optimize delivery of our services, so that while we operate globally, we remain singularly focused on interacting with our clients locally.

This year, Jean Brassard announced that he was retiring and would not present himself for re-election as a director of the Company. Mr. Brassard joined the Company in 1978 as a Vice-President and led the development and implementation of major IT projects in all economic sectors served by CGI. He also became President and Chief Operating Officer in 1997 and served as Vice-Chairman of the Company’s Board of Directors for 25 years. Mr. Brassard was and remains a pioneer of CGI and, on behalf of our members and our Board of Directors, we thank him warmly for his confidence and loyalty throughout the years as well as for his remarkable contribution to our success. We also want to welcome Michael B. Pedersen, a leader in the financial services sector, who joined CGI’s Board of Directors and Audit and Risk Management Committee in August 2017 and who is nominated for election as a director for the first time. With more than 30 years of experience in the financial sector, Michael will bring valuable insight to the Company as we continue to pursue our strategic objectives and deliver value to our clients, professionals and shareholders.

2017 MANAGEMENT PROXY CIRCULAR	ii

Letter to Shareholders

We encourage you to read our 2017 Annual Review, annual Management’s Discussion and Analysis, annual audited consolidated financial statements, and this Management Proxy Circular to become better acquainted with CGI. We are confident that, as you come to know us, you will appreciate the strength of our commitment to our three stakeholders including you, our shareholders.

Annual General Meeting and Proxy Voting

On behalf of CGI’s Board of Directors, management and members, we invite you to attend the Annual General Meeting of Shareholders that will be held at the Ritz-Carlton Hotel in the Oval Room, 1228 Sherbrooke Street West, Montreal, Quebec, Canada, on January 31, 2018, at 11:00 a.m. (Montreal time).

The items of business are described in this Notice of Annual General Meeting of Shareholders and Management Proxy Circular.

At the Annual General Meeting of Shareholders, you will have the opportunity to hear CGI’s senior leadership discuss the highlights of our performance in fiscal 2017 and our fiscal 2018 first quarter results. You will also hear about our plans for the future and will have the opportunity to ask any questions you may have about your Company.

If you are unable to attend the meeting, we encourage you to exercise the power of your proxy by voting your shares by mail, by phone or by using the internet as outlined in the enclosed Management Proxy Circular.

Yours sincerely,

Serge Godin Founder and Executive Chairman of the Board	Dominic D’Alessandro Lead Director

iii	2017 MANAGEMENT PROXY CIRCULAR

General Information

This Management Proxy Circular is provided in relation to the solicitation of proxies by the management of CGI Group Inc. (“CGI” or the “Company”) for use at the Annual General Meeting of Shareholders (the “Meeting”) of the Company which will be held on January 31, 2018, and at any adjournment thereof. Unless otherwise indicated, the information provided in this Management Proxy Circular that relates to financial information is provided as at September 30, 2017, all other information is provided as at December 11, 2017, and all currency amounts are shown in Canadian dollars.

Notice and Access

CGI uses the Notice and Access rules adopted by Canadian securities regulators to reduce the volume of paper in the materials distributed for the Annual General Meeting of Shareholders. Instead of receiving this Management Proxy Circular with the form of proxy or voting instruction form, shareholders received a Notice of Meeting with instructions on how to access the remaining materials online. CGI is sending the Notice of Meeting and proxy form directly to registered shareholders, and the Notice of Meeting and voting instruction form directly to non-objecting beneficial owners. CGI intends to pay for intermediaries to deliver the Notice of Meeting, voting instruction form and other materials to objecting beneficial owners.

This Management Proxy Circular and other relevant materials are available on the internet at www.envisionreports.com/gib2017 or on the Canadian Securities Administrators’ website at www.sedar.com. If you would like to receive a paper copy of the materials distributed for the Annual General Meeting of Shareholders by mail, you must request it. Requesting a paper copy is free of charge. Registered shareholders and non-objecting beneficial shareholders may call toll free at 1-866-962-0498 within North America or +1-514-982-8716 outside North America and enter the control number indicated on the Notice of Meeting to request a paper copy of the materials for the Meeting. Objecting beneficial shareholders may request a paper copy of the materials by calling Broadridge Investor Communications Corporation, toll free at 1-877-907-7643.

To ensure you receive the materials in advance of the voting deadline and Meeting date, all requests must be received not later than January 17, 2018. If you do request a paper copy of the current materials, please note that another voting instruction form or proxy form will not be sent; please retain the one received with the Notice of Meeting for voting purposes.

To obtain a paper copy of the materials after the Meeting date, please contact CGI’s Investor Relations department as follows:

Investor Relations

CGI Group Inc.

1350 René-Lévesque Blvd. West

15th Floor

Montreal, Quebec

Canada

H3G 1T4

Tel.: +1-514-841-3200

Proxies

Solicitation of Proxies

The solicitation of proxies will be made primarily by mail for registered and beneficial shareholders and by e-mail for participants in CGI’s Share Purchase Plan. Proxies may also be solicited personally by e-mail or by phone by members of the Company at minimal cost. The Company does not expect to pay any compensation for the solicitation of proxies, but will reimburse brokers and other persons holding shares reasonable expenses for sending proxy materials to beneficial owners in order to obtain voting instructions.

The persons whose appointment to act under the form of proxy solicited by the management of the Company are all directors of the Company.

In order to be voted at the Meeting, a proxy must be received by the Corporate Secretary of the Company prior to the Meeting or any adjournment thereof.

2017 MANAGEMENT PROXY CIRCULAR	1

General Information

The persons whose names are printed on the form of proxy will vote all the shares in respect of which they are appointed to act in accordance with the instructions given on the form of proxy. In the absence of a specified choice in relation to any matter to be voted on at the Meeting, or if more than one choice is indicated, the shares represented by the form of proxy will be voted:

FOR the election as directors of the fifteen persons nominated in this Management Proxy Circular;

FOR the appointment of Ernst & Young LLP as auditors; and

AGAINST Shareholder Proposal Number Two on the disclosure of voting results by classes of shares attached as Appendix C.

Every proxy given to any person in the form of proxy that accompanies the Notice of Meeting will confer discretionary authority with respect to amendments or variations to the items of business identified in the Notice of Meeting and with respect to any other matters that may properly come before the Meeting.

Appointment and Revocation of Proxies

Every shareholder has the right to appoint a person to act on his or her behalf at the Meeting other than the persons whose names are printed in the form of proxy that accompanies the Notice of Meeting. To exercise this right, the shareholder should insert the nominee’s name in the space provided for that purpose in the form of proxy or prepare another proxy in proper form appointing the nominee. The paper form of proxy or voting using the internet are the only voting options for shareholders who wish to appoint a person as proxy other than the nominees named on the form of proxy.

A proxy may be revoked at any time by the person giving it to the extent that it has not yet been exercised. A proxy may be revoked by filing a written notice with the Corporate Secretary of the Company. The powers of the proxyholders may also be revoked if the shareholder attends the Meeting in person and so requests.

How to Vote

Only persons shown on the register of shareholders at the close of business on Monday, December 11, 2017, or their proxyholders, will be entitled to attend the Meeting and vote. The register of holders of Class A subordinate voting shares is kept by CGI’s transfer agent, Computershare Investor Services Inc.

Voting by Registered Shareholders

Registered shareholders, rather than returning the form of proxy by mail or hand delivery, may vote by phone or by using the internet. Proxies submitted by mail, phone or internet must be received by Computershare Investor Services Inc. by 11:00 a.m., Montreal time, on Tuesday, January 30, 2018. Shareholders who miss the phone and internet proxy return deadline may still submit a paper proxy which must be received by the Corporate Secretary of the Company prior to the Meeting or any adjournment thereof.

Voting by Phone

If a shareholder wishes to vote by phone, a touch-tone phone must be used to transmit voting preferences to a toll free number. Shareholders must follow the instructions of the voice response system and refer to the form of proxy they received in the mail which provides the toll free number, the holder account number and the proxy control number on the front side of the proxy form.

Voting Using the Internet

If a shareholder elects to vote using the internet, the shareholder must access the following website: www.investorvote.com. Shareholders must follow the instructions that appear on the screen and refer to the form of proxy they received in the mail which provides the holder account number and the proxy control number on the front side of the proxy form.

Voting by Non-Registered Shareholders

Non-registered shareholders or “beneficial shareholders” are holders whose shares are held on their behalf through a “nominee” such as a bank, a trust company, a securities broker or other financial institution. Most of CGI’s shareholders hold their shares in this way. Non-registered or beneficial shareholders must seek instructions from their nominees as to how to

2	2017 MANAGEMENT PROXY CIRCULAR

General Information

complete their voting instruction form if they wish to vote their shares themselves. Non-registered or beneficial shareholders who received or who were given access to this Management Proxy Circular in a mailing from their nominee must adhere to the voting instructions provided to them by their nominee.

Since CGI’s registrar and transfer agent, Computershare Investor Services Inc., may not have a complete record of the names of the Company’s non-registered shareholders, the transfer agent may not have knowledge of a non-registered shareholder’s right to vote, unless the nominee has appointed the non-registered shareholder as proxyholder. Non-registered shareholders who wish to vote in person at the Meeting must insert their own name in the space provided on the voting instruction form, and adhere to the signing and return instructions provided by their nominee. By doing so, non-registered shareholders are instructing their nominee to appoint them as proxyholder.

Voting Shares and Principal Holders of Voting Shares

The Company’s authorized share capital consists of an unlimited number of First Preferred Shares, issuable in series, an unlimited number of Second Preferred Shares, issuable in series, an unlimited number of Class A subordinate voting shares and an unlimited number of Class B shares (multiple voting), all without par value, of which, as at December 11, 2017, 254,873,846 Class A subordinate voting shares and 32,852,748 Class B shares were issued and outstanding.

The following summary of the material features of the Company’s authorized share capital is given subject to the detailed provisions of its articles.

Class A Subordinate Voting Shares and Class B Shares

Voting Rights

The holders of Class A subordinate voting shares are entitled to one vote per share and the holders of Class B shares are entitled to ten votes per share. As at December 11, 2017, 43.69% and 56.31% of the aggregate voting rights were attached to the outstanding Class A subordinate voting shares and Class B shares, respectively.

Subdivision or Consolidation

The Class A subordinate voting shares or Class B shares may not be subdivided or consolidated unless simultaneously the Class B shares and the Class A subordinate voting shares are subdivided or consolidated in the same manner and in such an event, the rights, privileges, restrictions and conditions then attaching to the Class A subordinate voting shares and Class B shares shall also attach to the Class A subordinate voting shares and Class B shares as subdivided or consolidated.

Rights upon Liquidation

Upon liquidation or dissolution of the Company or any other distribution of its assets among its shareholders for the purposes of winding up its affairs, all the assets of the Company available for payment or distribution to the holders of Class A subordinate voting shares and holders of Class B shares will be paid or distributed equally, share for share.

Conversion Rights of Class A Subordinate Voting Shares in Specific Circumstances

Subject to what is hereinafter set out, if a take-over bid or exchange bid or an issuer bid, other than an exempt bid (as defined in the articles of the Company), for the Class B shares is made to the holders of Class B shares without being made simultaneously and on the same terms and conditions to the holders of Class A subordinate voting shares, each Class A subordinate voting share shall become convertible into one Class B share, from the date the offer is made, at the holder’s option, in order to entitle the holder to accept the offer. However, this right of conversion shall be deemed not to come into effect if the offer is not completed by its offeror or if the offer is rejected by one or several of the senior executives and full-time employees of the Company or its subsidiaries and any corporate entity under their control, who are, as a group, owners, directly or indirectly, in any manner whatsoever, of more than 50% of the outstanding Class B shares.

The articles of the Company contain a complete description of the types of bids giving rise to the rights of conversion, provide certain procedures to be followed to perform the conversion and stipulate that upon such a bid, the Company or the transfer agent will communicate in writing to the holders of Class A subordinate voting shares full details as to the bid and the manner of exercising the right of conversion.

Conversion of Class B Shares

Each Class B share may, from time to time, at the holder’s option, be converted into one Class A subordinate voting share.

2017 MANAGEMENT PROXY CIRCULAR	3

General Information

Issue of Class B Shares

The Company’s articles provide for pre-emptive rights in favour of holders of Class B shares. Therefore, the Company may not issue Class A subordinate voting shares or securities convertible into Class A subordinate voting shares without offering, in the manner determined by the Board of Directors, to each holder of Class B shares, pro rata to the number of Class B shares it holds, the right to subscribe concurrently with the issue of Class A subordinate voting shares or of securities convertible into Class A subordinate voting shares, as the case may be, an aggregate number of Class B shares or securities convertible into Class B shares, as the case may be, sufficient to fully maintain its proportion of voting rights associated with the Class B shares. The consideration to be paid for the issuance of each Class B share or security convertible into Class B shares, as the case may be, shall be equal to the issue price of each Class A subordinate voting share or security convertible into Class A subordinate voting shares then issued.

The pre-emptive rights do not apply in the case of the issuance of Class A subordinate voting shares or securities convertible into Class A subordinate voting shares:

•	in payment of stock dividends;

•	pursuant to the stock option plans or share purchase plans of the Company;

•	further to the conversion of Class B shares into Class A subordinate voting shares pursuant to the articles of the Company; or

•	further to the exercise of the conversion, exchange or acquisition rights attached to securities convertible into Class A subordinate voting shares.

Any holder of Class B shares may assign its pre-emptive rights to other holders of Class B shares.

Dividends

The Class A subordinate voting shares and Class B shares participate equally, share for share, in any dividend which may be declared, paid or set aside for payment thereon. In fiscal 2017, considering, among other matters, the needs for reinvestment in the Company’s operations, the scope of investment projects, the repayment of the Company’s debt, and the repurchase of outstanding Class A subordinate voting shares under the Company’s Normal Course Issuer Bid (“NCIB”), the Board of Directors determined that the Company, in keeping with its long-standing practice, would not pay a dividend. The Board of Directors re-evaluates the Company’s dividend policy annually.

Amendments

The rights, privileges, conditions and restrictions attaching to the Class A subordinate voting shares or Class B shares may respectively be amended if the amendment is authorized by at least two-thirds of the votes cast at a meeting of holders of Class A subordinate voting shares and Class B shares duly convened for that purpose. However, if the holders of Class A subordinate voting shares as a class or the holders of Class B shares as a class were to be affected in a manner different from that of the other classes of shares, such amendment would, in addition, have to be authorized by at least two-thirds of the votes cast at a meeting of holders of shares of the class of shares so affected in a different manner.

Rank

Except as otherwise provided hereinabove, each Class A subordinate voting share and each Class B share carry the same rights, rank equally in all respects and are to be treated by the Company as if they constituted shares of a single class.

First Preferred Shares

The First Preferred Shares may be issued from time to time in one or more series and the Board of Directors of the Company has the right to determine, by resolution, the designation, rights, privileges, restrictions and conditions attaching to each series. The First Preferred Shares of each series rank equal to the First Preferred Shares of all other series and rank prior to the Second Preferred Shares, the Class A subordinate voting shares and Class B shares with respect to payment of dividends and repayment of capital. The holders of First Preferred Shares are entitled to receive notice of and attend any shareholders’ meetings and are entitled to one vote per share. As at December 11, 2017, no First Preferred Shares were outstanding.

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General Information

Second Preferred Shares

The Second Preferred Shares may be issued from time to time in one or more series and the Board of Directors has the right to determine, by resolution, the designation, rights, privileges, restrictions and conditions attaching to each series. The Second Preferred Shares of each series rank equal to all other Second Preferred Shares of all other series and rank after the First Preferred Shares, but prior to the Class A subordinate voting shares and Class B shares with respect to payment of dividends and repayment of capital. The Second Preferred Shares are non-voting. As at December 11, 2017, no Second Preferred Shares were outstanding.

Normal Course Issuer Bid

On February 1, 2017, the Board of Directors authorized and subsequently received the approval from the Toronto Stock Exchange (“TSX”) for the renewal of its NCIB and the purchase for cancellation of up to 10% of the public float of the Company’s Class A subordinate voting shares as at January 25, 2017. The current NCIB enables the Company to purchase on the open market through the facilities of the TSX and the New York Stock Exchange (“NYSE”) and through alternative trading systems, as well as outside the facilities of the TSX by private agreements pursuant to exemption orders issued by securities regulatory authorities, up to 21,190,564 Class A subordinate voting shares for cancellation. As at January 25, 2017, there were 266,980,846 Class A subordinate voting shares of the Company outstanding of which approximately 79% were widely held. The Company was authorized to purchase Class A subordinate voting shares under the current NCIB commencing on February 6, 2017 and may continue to do so until February 5, 2018, or until such earlier date when the Company will either have acquired the maximum number of Class A subordinate voting shares allowable under the NCIB or elected to terminate the NCIB. As at December 11, 2017, the Company had purchased for cancellation 13,831,568 Class A subordinate voting shares under its NCIB for approximately $869.6 million at an average price of $62.87 per share, including 4,854,368 Class A subordinate voting shares purchased by way of a private agreement with the Caisse de dépôt et placement du Québec. A copy of the Company’s Notice of Intention relating to its NCIB may be obtained free of charge from CGI’s Investor Relations department. See the heading Additional Information at the end of this document.

Principal Holders of Class A Subordinate Voting Shares and Class B Shares

As at December 11, 2017, to the knowledge of the directors and executive officers of the Company, the only persons who beneficially owned, directly or indirectly, or exercised control or direction over 10% or more of CGI’s outstanding Class A subordinate voting shares or Class B shares were Messrs. Serge Godin and André Imbeau and the Caisse de dépôt et placement du Québec. Their holdings are set out in the tables that follow.

Name	Shares – Class “A”		Shares – Class “B”		Shares – Class “A” and “B”
	Number	%	Number	%	Total % of Equity	Total Number of Votes	Total % of Votes
Serge Godin	478,906	0.19%			0.17%	478,906	0.08%
			28,577,089	86.99%	9.93%	285,770,890	48.98%
Total	478,906	0.19%	28,577,089	86.99%	10.10%	286,249,796	49.06%

Name	Shares – Class “A”		Shares – Class “B”		Shares – Class “A” and “B”
	Number	%	Number	%	Total % of Equity	Total Number of Votes	Total % of Votes
André Imbeau	268,935	0.11%			0.09%	268,935	0.05%
			4,275,659	13.01%	1.49%	42,756,590	7.33%
Total	268,935	0.11%	4,275,659	13.01%	1.58%	43,025,525	7.38%

Name	Shares – Class “A”		Shares – Class “B”		Shares – Class “A” and “B”
	Number	%	Number	%	Total % of Equity	Total Number of Votes	Total % of Votes
Caisse de dépôt et placement du Québec	46,207,295	18.13%			16.06%	46,207,295	7.92%
			–	–	–	–	–
Total	46,207,295	18.13%	–	–	16.06%	46,207,295	7.92%

2017 MANAGEMENT PROXY CIRCULAR	5

General Information

CGI’s Investor Relations department regularly surveys the Company’s largest institutional shareholders. The following table sets out, as at December 11, 2017, the top ten institutional holders of CGI’s Class A subordinate voting shares, based on the shareholder identification data available to the Company.

Name	Shares – Class “A”		Shares – Class “B”		Shares – Class “A” and “B”
	Number	%	Number	%	Total % of Equity	Total Number of Votes	Total % of Votes
Caisse de dépôt et placement du Québec	46,207,295	18.13%	–	–	16.06%	46,207,295	7.92%
Fidelity Management & Research Company	16,450,000	6.45%	–	–	5.72%	16,450,000	2.82%
BlackRock Asset Management Canada Limited	12,895,000	5.06%	–	–	4.48%	12,895,000	2.21%
Invesco Advisers, Inc.	11,250,000	4.41%	–	–	3.91%	11,250,000	1.93%
Jarislowsky Fraser, Ltd.	8,280,000	3.25%	–	–	2.88%	8,280,000	1.42%
TD Securities, Inc.	8,038,547	3.15%	–	–	2.79%	8,038,547	1.38%
The Vanguard Group, Inc.	5,892,530	2.31%	–	–	2.05%	5,892,530	1.01%
Fiera Capital Corporation	3,950,000	1.55%	–	–	1.37%	3,950,000	0.68%
1832 Asset Management L.P.	3,720,000	1.46%	–	–	1.29%	3,720,000	0.64%
RBC Global Asset Management Inc.	3,600,000	1.41%	–	–	1.25%	3,600,000	0.62%

As at December 11, 2017, the directors and executive officers of the Company, as a group, beneficially owned, directly or indirectly, or exercised control or direction over, 2,901,142 Class A subordinate voting shares and 32,852,748 Class B shares representing respectively approximately 1.14% of the issued and outstanding Class A subordinate voting shares and 100% of the issued and outstanding Class B shares.

6	2017 MANAGEMENT PROXY CIRCULAR

Business to be Transacted at the Meeting

The following items of business will be presented to the shareholders at the Meeting:

1.	Presentation of the Annual Audited Consolidated Financial Statements

The annual audited consolidated financial statements of the Company for the fiscal year ended September 30, 2017 and the report of the auditors will be placed before the Meeting. The annual audited consolidated financial statements were mailed with the Notice of Meeting to shareholders who requested them. Copies of the annual audited consolidated financial statements of the Company for the fiscal year ended September 30, 2017 may be obtained from CGI upon request and will be available at the Meeting.

2.	Election of Directors

Fifteen directors are to be elected to hold office until the close of the next Annual General Meeting of Shareholders or until such director’s resignation, unless the office is earlier vacated. Each of the persons presented in this Management Proxy Circular is nominated for election as a director of the Company and each nominee has agreed to serve as a director if elected.

The persons named as proxies in the proxy form intend to cast the votes represented by proxy at the Meeting FOR the election as directors of the fifteen persons nominated in this Management Proxy Circular unless shareholders direct otherwise.

3.	Appointment of Auditors

The Board of Directors recommends that Ernst & Young LLP be appointed as the auditors of the Company to hold office until the next Annual General Meeting of Shareholders or until their successors are appointed. Ernst & Young LLP were first appointed as the Company’s auditors at the Annual General Meeting of Shareholders held on January 27, 2010.

The persons named as proxies in the proxy form intend to cast the votes represented by proxy at the Meeting FOR the appointment of Ernst & Young LLP as auditors and to vote to authorize the Audit and Risk Management Committee to fix the compensation of the auditors unless shareholders direct otherwise.

4.	Shareholder Proposals

Two shareholder proposals were submitted by the Mouvement d’éducation et de défense des actionnaires (“MÉDAC”). MÉDAC is a not-for-profit company, whose registered office is located at 82 Sherbrooke Street West, Montreal, Quebec, Canada, H2X 1X3, holding 55 Class A subordinate voting shares that were acquired on February 19, 2014.

The two proposals are enclosed as Appendix C hereto, along with the responses of CGI’s Board of Directors. However, as discussions are currently taking place between the Company and MÉDAC with respect to the compensation of senior executives, it was mutually agreed with MÉDAC not to present Shareholder Proposal Number One for a vote at the Meeting. Consequently, only Shareholder Proposal Number Two on the disclosure of voting results by classes of shares will be presented at the Meeting for a vote.

The persons named as proxies in the proxy form intend to cast the votes represented by proxy at the Meeting AGAINST the adoption of Shareholder Proposal Number Two attached as Appendix C, unless shareholders direct otherwise.

2017 MANAGEMENT PROXY CIRCULAR	7

Nominees for Election as Directors

The persons whose names are printed in the form of proxy intend to vote for the election as directors of the proposed nominees whose names are set forth in the following pages. Each director elected will hold office until the next Annual General Meeting of Shareholders or until such director’s resignation, unless the office is earlier vacated.

The information below lists the name of each candidate proposed by the Board of Directors, on the recommendation of the Corporate Governance Committee, for election as a director; whether the candidate has been determined by the Board of Directors to be independent of, or related to, the Company; whether the candidate complies with the Company’s share ownership guideline; the candidate’s age; the principal occupation of the candidate; the municipality, province or state, and country of residence of the candidate; the year when the candidate first became a director; if currently a director; the standing committee memberships of the candidate; the skills the candidate brings to the Board of Directors based on the Board of Directors’ skills matrix; the number of shares of the Company beneficially owned, directly or indirectly, or over which control or direction is exercised; the number of Deferred Stock Units (“DSUs”) of the Company held (see the heading Deferred Stock Units Plan and Deferred Stock Units Granted to Directors later in this document); the number of stock options of the Company held (see the heading Share Option Plan later in this document); the number of Performance Share Units (“PSUs”) of the Company held (see the heading Performance Share Unit Plan later in this document); as well as the other companies on whose board of directors the candidate serves.

Information relating to shares, DSUs, stock options and PSUs beneficially owned, or over which control or direction is exercised, is provided as at December 11, 2017.

Alain Bouchard Lorraine, Quebec, Canada Director since: 2013 Age: 68 Independent director, complies with the share ownership guideline

Mr. Bouchard is Founder and Executive Chairman of the Board and a director of Alimentation Couche-Tard Inc., a company listed on the TSX with a network comprised of approximately 15,000 convenience stores in Canada, the United States, Europe (in the Scandinavian countries—Norway, Sweden and Denmark, in the Baltic States—Estonia, Latvia and Lithuania and in Ireland with an important presence in Poland), and thirteen other countries and regions worldwide (China, Costa Rica, Egypt, Guam, Honduras, Hong Kong, Indonesia, Macau, Malaysia, Mexico, Vietnam, the Philippines and the United Arab Emirates). The company is the largest independent convenience store operator in North America in terms of number of company-operated stores. Mr. Bouchard founded the company in 1980, led its growth and has more than 45 years of experience in the retail industry.

Chair of the Human Resources Committee

Class A subordinate voting shares: 17,500 (*)

Deferred Stock Units: 13,508 (+)

Stock options: 21,151 (‡)

Operational Literacy				Governance Risk and Compliance
Executive	Consulting Services and			Financial Literacy			Governance and Human
Leadership	IT Industry	Geography	Vertical market	Finance	Accounting	Risk	Resources
✓		Global	Manufacturing, retail and distribution	✓	✓	✓	✓

8	2017 MANAGEMENT PROXY CIRCULAR

Nominees for Election as Directors

Bernard Bourigeaud Waterloo, Belgium Director since: 2008 Age: 73 Independent director, complies with the share ownership guideline

Mr. Bourigeaud is the former Chief Executive Officer and founder of Atos Origin S.A. (now known as Atos S.E.), a leading global IT services company. Prior to that, he spent eleven years at Deloitte, Haskins & Sells France where he headed the firm’s management consulting and subsequently all of its French operations. Previously, he worked for Continental Grain and Price Waterhouse. Mr. Bourigeaud is a private investor in technology companies and is currently an operating partner of Advent International and Aalto Invest UK Ltd. in London. Mr. Bourigeaud also serves as a director of Ingenico Group S.A. in France as well as a member of its Strategy Committee, a member of the Advisory Board of Sierrabolics in San Diego, Chairman of the Board of Holistic Innovations in San Francisco, a member of the Global Advisory Board of Jefferies Bank in New York and as a member of the Governing Board of the International Paralympics Committee. He previously served as Chairman of Oberthur Technologies S.A., as Vice-Chairman of Oberthur Technologies Holding, and as a director of Automic in Austria and Amadeus in Spain. Mr. Bourigeaud is an Affiliate Professor at HEC School of Management in Paris and a member of HEC’s International Advisory Board.

Member of the Human Resources Committee

Class A subordinate voting shares: 10,000 (*)

Deferred Stock Units: 13,918 (+)

Stock options: 26,598 (‡)

Operational Literacy				Governance Risk and Compliance
Executive	Consulting Services and			Financial Literacy			Governance and Human
Leadership	IT Industry	Geography	Vertical market	Finance	Accounting	Risk	Resources
✓	✓	Global	Multiple vertical markets	✓	Expert	✓	✓

Dominic D’Alessandro Toronto, Ontario, Canada Director since: 2010 Age: 70 Independent director, complies with the share ownership guideline

Mr. D’Alessandro was President and Chief Executive Officer of Manulife Financial Corporation from 1994 to 2009 and is currently a director of Suncor Energy Inc. For his many business accomplishments, Mr. D’Alessandro was recognized as Canada’s Most Respected Chief Executive Officer in 2004 and Chief Executive Officer of the Year in 2002, and was inducted into the Insurance Hall of Fame in 2008. Mr. D’Alessandro is an Officer of the Order of Canada and has been appointed as a Commendatore of the Order of the Star of Italy. In 2009, he received the Woodrow Wilson Award for Corporate Citizenship and in 2005 was granted the Horatio Alger Award for community leadership. Mr. D’Alessandro is a fellow of the Chartered Professional Accountants Canada and holds a Bachelor of Science from Concordia University in Montreal. He has also been awarded honorary doctorates from York University, University of Ottawa, Ryerson University and Concordia University.

Lead Director, Member of the Human Resources Committee and Member of the Corporate Governance Committee

Class A subordinate voting shares: 10,000 (*)

Deferred Stock Units: 26,177 (+)

Stock options: 51,906 (‡)

Operational Literacy				Governance Risk and Compliance
Executive	Consulting Services and			Financial Literacy			Governance and Human
Leadership	IT Industry	Geography	Vertical market	Finance	Accounting	Risk	Resources
✓		Global	Financial services	✓	Expert	✓	✓

2017 MANAGEMENT PROXY CIRCULAR	9

Nominees for Election as Directors

Paule Doré Outremont, Quebec, Canada Director since: 1995 Age: 66 Independent director, complies with the share ownership guideline

Ms. Doré joined CGI in 1990 and was Executive Vice-President and Chief Corporate Officer when she retired in 2006. Ms. Doré served on the board of directors of other publicly listed companies, including Ault Food Ltd, AXA Canada, Covitec, Groupe Laperrière Verreault (GLV) and Cogeco Inc., as well as a number of institutions and non-profit organizations. Ms. Doré currently serves as a director of Héroux-Devtek Inc., the Institute for the Governance of Public and Private Organizations (IGOPP) and the Musée Pointe-à-Callières.

Chair of the Corporate Governance Committee

Class A subordinate voting shares: 74,274 (*)

Deferred Stock Units: 9,791 (+)

Stock options: 625 (‡)

Operational Literacy				Governance Risk and Compliance
Executive	Consulting Services and			Financial Literacy			Governance and Human
Leadership	IT Industry	Geography	Vertical market	Finance	Accounting	Risk	Resources
✓	✓	Global	Multiple vertical markets	✓	✓	✓	✓

Richard B. Evans San Francisco, California, USA Director since: 2009 Age: 70 Independent director, complies with the share ownership guideline

Prior to his retirement in April 2009, Mr. Evans was Executive Director of London-based Rio Tinto plc and Melbourne-based Rio Tinto Ltd. While with Rio Tinto, he was Chief Executive of Rio Tinto Alcan Inc. Prior to that, he was President and Chief Executive Officer of Alcan Inc. until its acquisition by Rio Tinto in October 2007. He currently serves as Chairman of the board of directors of Constellium N.V.

Member of the Audit and Risk Management Committee

Class A subordinate voting shares: 10,000 (*)

Deferred Stock Units: 25,821 (+)

Stock options: 56,679 (‡)

Operational Literacy				Governance Risk and Compliance
Executive	Consulting Services and			Financial Literacy			Governance and Human
Leadership	IT Industry	Geography	Vertical market	Finance	Accounting	Risk	Resources
✓		Global	Multiple vertical markets	✓	✓	✓	✓

10	2017 MANAGEMENT PROXY CIRCULAR

Nominees for Election as Directors

Julie Godin Verdun (Nuns’ Island), Quebec, Canada Director since: 2013 Age: 42 Director related to CGI, complies with the share ownership guideline

Ms. Godin is CGI’s Vice-Chair of the Board, Executive Vice-President, and Chief Planning and Administration Officer, and is therefore a related director. She has led CGI’s global human resources group since 2009 and the Company’s strategic planning process since 2011. Ms. Godin oversees the development of enterprise-wide policies, programs and processes related to the management of the Company and their application across all CGI business units. She is responsible for ensuring the continuous development of CGI’s 71,000 professionals and for upholding CGI’s industry-leading track record of delivery excellence for its end-to-end services to CGI’s commercial and government clients around the world. She also directs the development and execution of the Company’s global strategy and oversees CGI’s enterprise IS/IT initiatives and full spectrum of security activities. Ms. Godin also serves as a director of Canadian National Railway Company.

Vice-Chair of the Board, Executive Vice-President, and Chief Planning and Administration Officer

Class A subordinate voting shares: 7,234 (*)

Stock options: 251,636 (‡)

Performance Share Units: 7,039 (§)

Operational Literacy				Governance Risk and Compliance
Executive	Consulting Services and			Financial Literacy			Governance and Human
Leadership	IT Industry	Geography	Vertical market	Finance	Accounting	Risk	Resources
✓	✓	Global	Multiple vertical markets	✓	✓	✓	✓

Serge Godin Westmount, Quebec, Canada Director since: 1976 Age: 68 Director related to CGI, complies with the share ownership guideline

Mr. Godin is CGI’s Founder and Executive Chairman of the Board, and is therefore a related director. Mr. Godin also owns a majority interest in CGI’s Class B shares (see Principal Holders of Class A Subordinate Voting Shares and Class B Shares). Under Mr. Godin’s leadership, CGI has grown into one of the largest independent information technology and business process services firms in the world. Mr. Godin is a member of the Order of Canada and the Ordre national du Québec. In 2008, he was inducted into the Canadian Business Hall of Fame. In 2011, Mr. Godin was named an Honorary Associate by the Conference Board du Canada. In 2015, he became a lifelong member of the Horatio Alger Association. In 2016, he was promoted to Officer of the Order of Canada for his information technology sector and philanthropic contributions. Mr. Godin was also awarded an honorary Doctorate from ÉTS (École de technologie supérieure), an honorary Doctor of Law from York University, an honorary Management degree from HEC Montreal, an honorary Doctor of Administrative Sciences degree from Université Laval and an honorary Doctor of Law degree from Concordia University.

Founder and Executive Chairman of the Board

Class A subordinate voting shares: 478,906 (*)

Class B shares: 28,577,089 (*)

Stock options: 10,000 (‡)

Performance Share Units: 422,834 (§)

Operational Literacy				Governance Risk and Compliance
Executive	Consulting Services and			Financial Literacy			Governance and Human
Leadership	IT Industry	Geography	Vertical market	Finance	Accounting	Risk	Resources
✓	✓	Global	Multiple vertical markets	✓	✓	✓	✓

2017 MANAGEMENT PROXY CIRCULAR	11

Nominees for Election as Directors

Timothy J. Hearn Calgary, Alberta, Canada Director since: 2015 Age: 73 Independent director, complies with the share ownership guideline

Mr. Hearn is a director and the Chairman of Hearn & Associates, a consulting, investment management and philanthropic organization, and was, until March 2008, the Chairman and Chief Executive Officer of Imperial Oil Limited. Mr. Hearn has over 40 years of experience in the oil and gas industry and has, in the course of his career, held executive leadership positions in Canada and abroad. He spent ten years at Exxon Mobil Corporation heading global businesses while living in the United States and Asia. He is a past Chairman and an honorary director of the C.D. Howe Institute, and a member of the Joint Public Advisory Committee (JPAC) of the Commission for Environmental Cooperation (CEC). Mr. Hearn currently serves as a director of ARC Resources Ltd.

Member of the Audit and Risk Management Committee

Class A subordinate voting shares: 25,000 (*)

Deferred Stock Units: 4,435 (+)

Stock Options: 4,697 (‡)

Operational Literacy				Governance Risk and Compliance
Executive	Consulting Services and			Financial Literacy			Governance and Human
Leadership	IT Industry	Geography	Vertical market	Finance	Accounting	Risk	Resources
✓		Global	Manufacturing, retail and distribution	✓	✓	✓	✓

André Imbeau Beloeil, Quebec, Canada Director since: 1976 Age: 68 Director related to CGI, complies with the share ownership guideline

Mr. Imbeau is Founder and Advisor to the Chairman of the Board of CGI, and is therefore a related director. He co-founded CGI with Mr. Serge Godin in 1976 and was, until July 2006, Executive Vice-President and Chief Financial Officer and, until July 2015, Founder, Vice-Chairman of the Board and Corporate Secretary. Mr. Imbeau holds an interest in the Company’s Class B shares (see the heading Principal Holders of Class A Subordinate Voting Shares and Class B Shares earlier in this document). Mr. Imbeau’s financial and operational expertise and deep understanding of CGI’s operations enables him to provide valuable insight to the Company’s Board of Directors.

Founder and Advisor to the Executive Chairman of the Board

Class A subordinate voting shares: 268,935 (*)

Class B shares: 4,275,659 (*)

Stock options: 56,608 (‡)

Operational Literacy				Governance Risk and Compliance
Executive	Consulting Services and			Financial Literacy			Governance and Human
Leadership	IT Industry	Geography	Vertical market	Finance	Accounting	Risk	Resources
✓	✓	Global	Multiple vertical markets	✓	✓	✓	✓

12	2017 MANAGEMENT PROXY CIRCULAR

Nominees for Election as Directors

Gilles Labbé Montreal, Quebec, Canada Director since: 2010 Age: 61 Independent director, complies with the share ownership guideline

Mr. Labbé is President and Chief Executive Officer, and a director, of Héroux-Devtek Inc., an international company specializing in the design, development, manufacture, repair, and overhaul of landing gear systems and components for the Aerospace market. He has held these positions since June 2000. Prior to the acquisition of Devtek Corporation by Héroux Inc. in that year, Mr. Labbé was President and Chief Executive Officer, and a director, of Héroux Inc. since 1989. A Fellow of the Chartered Professional Accountants Canada, Mr. Labbé is the recipient of numerous business awards and is also a director of the Aerospace Industries Association of Canada, and Aéro Montreal.

Chair of the Audit and Risk Management Committee

Class A subordinate voting shares: 25,000 (*)

Deferred Stock Units: 22,100 (+)

Stock options: 45,024 (‡)

Operational Literacy				Governance Risk and Compliance
Executive	Consulting Services and			Financial Literacy			Governance and Human
Leadership	IT Industry	Geography	Vertical market	Finance	Accounting	Risk	Resources
✓	✓	Global	Manufacturing, retail and distribution	✓	Expert	✓	✓

Heather Munroe-Blum Montreal, Quebec, Canada Director since: 2015 Age: 67 Independent director, complies with the share ownership guideline

Dr. Munroe-Blum is Chairperson of the Canada Pension Plan Investment Board (CPPIB) and was Principal (President) of McGill University from 2003 to 2013. She has been broadly recognized for her accomplishments with more than 25 years of senior management experience concentrated in higher education, public policy, and research and development. Among others, Dr. Munroe-Blum served on the boards of Four Seasons Hotels and Resorts, Alcan Inc., the Canada Forum of Rio Tinto Alcan Inc., Yellow Media Inc. and Hydro One (Ontario). She is currently a director of the Royal Bank of Canada, a member of the Trilateral Commission, Vice-Chair and a director of the Gairdner Foundation and a member of the Advisory Board of the Center for Advanced Studies at Stanford University.

Member of the Corporate Governance Committee

Class A subordinate voting shares: 855 (*)

Deferred Stock Units: 3,599 (+)

Stock options: 3,023 (‡)

Operational Literacy				Governance Risk and Compliance
Executive	Consulting Services and			Financial Literacy			Governance and Human
Leadership	IT Industry	Geography	Vertical market	Finance	Accounting	Risk	Resources
✓		Global	Multiple vertical markets	✓	✓	✓	✓

2017 MANAGEMENT PROXY CIRCULAR	13

Nominees for Election as Directors

Michael B. Pedersen Bryn Mawr, Pennsylvania, United States Director since: 2017 Age: 57 Independent director, on target to meet the minimum ownership level under the share ownership guideline

Mr. Pedersen joined the board of directors of CGI on August 1, 2017. Until his retirement in 2017, Mr. Pedersen served as Group Head, U.S. Banking of The Toronto-Dominion Bank and President and Chief Executive Officer of TD Bank US Holding Company, TD Bank, N.A. and TD Bank USA, N.A. where he was responsible for leading the bank’s retail and commercial banking operations in the U.S. Prior to joining TD Bank Group in 2007, Mr. Pedersen worked at Barclays plc in the UK where he was responsible for three global businesses. Before that, Mr. Pedersen worked at CIBC where he held senior executive roles in retail and business banking. Mr. Pedersen has a long and ongoing involvement with charitable organizations focused on strengthening disadvantaged urban communities and on sustainability and the environment. He is also a former Chairman of the Canadian Bankers Association. Mr. Pedersen holds a Bachelor of Commerce from the University of British Columbia and a Masters in Industrial Relations from the University of Toronto.

Member of Audit and Risk Management Committee

Deferred Stock Units: 645 (+)

Operational Literacy				Governance Risk and Compliance
Executive	Consulting Services and			Financial Literacy			Governance and Human
Leadership	IT Industry	Geography	Vertical market	Finance	Accounting	Risk	Resources
✓		Global	Financial services	✓	✓	✓	✓

Michael E. Roach Montreal, Quebec, Canada Director since: 2006 Age: 65 Director related to CGI, complies with the share ownership guideline

Mr. Roach served as President and Chief Executive Officer of CGI from February 2006 until his retirement on September 30, 2016 and is therefore a related director. From 2002 to 2006, he served as President and Chief Operating Officer of the Company. Mr. Roach joined CGI in 1998 from a major telecommunications company where he held a number of leadership positions and spearheaded the outsourcing of the company’s IT operations to CGI. He was recognized as “Most Innovative Chief Executive Officer” for 2014 by Canadian Business magazine. Mr. Roach holds a Bachelor of Arts in Economics and Political Science, as well as an honorary Doctorate in Business Administration from Laurentian University. Mr. Roach is currently a director of CAE Inc.

Member of the Board of Directors

Class A subordinate voting shares: 1,172,335 (*)

Deferred Stock Units: 1,600 (+)

Stock options: 261,505 (‡)

Operational Literacy				Governance Risk and Compliance
Executive	Consulting Services and			Financial Literacy			Governance and Human
Leadership	IT Industry	Geography	Vertical market	Finance	Accounting	Risk	Resources
✓	✓	Global	Multiple vertical markets	✓	✓	✓	✓

14	2017 MANAGEMENT PROXY CIRCULAR

Nominees for Election as Directors

George D. Schindler Westmount, Quebec, Canada Director since: 2016 Age: 54 Director related to CGI, complies with the share ownership guideline

Mr. Schindler is CGI’s President and Chief Executive Officer and is therefore a related director. Prior to his appointment, Mr. Schindler served as President and Chief Operating Officer from May 2015 and as President, United States and Canada Operations from 2011. Mr. Schindler joined CGI through its acquisition of American Management Systems, Inc. in 2004 and has since then held numerous leadership roles where he led the strategy and growth of CGI’s end-to-end services and solutions for commercial and government clients in the United States and Canada. Mr. Schindler sits on the Advisory Board of The Catalogue for Philanthropy – Greater Washington and is a member of the Business Council of Canada. A recognized industry leader, Mr. Schindler has twice been named a Top 100 Leader by Federal Computer Week. He holds a Bachelor of Science in computer science from Purdue University.

President and Chief Executive Officer

Class A subordinate voting shares: 28,531 (*)

Stock options: 1,126,478 (‡)

Performance Share Units: 42,016 (§)

Operational Literacy				Governance Risk and Compliance
Executive	Consulting Services and			Financial Literacy			Governance and Human
Leadership	IT Industry	Geography	Vertical market	Finance	Accounting	Risk	Resources
✓	✓	Global	Multiple vertical markets	✓	✓	✓	✓

Joakim Westh Stockholm, Sweden Director since: 2013 Age: 56 Independent director, complies with the share ownership guideline

Mr. Westh is an independent director who sits on the board of directors of Saab AB, Swedish Match AB and Absolent Group AB. Until 2009, Mr. Westh was a Senior Vice-President and executive of LM Ericsson AB where he was responsible for strategy, operations and sourcing. Mr. Westh is well-known as a leading expert in the fields of technology and management, particularly in Scandinavia.

Member of the Audit and Risk Management Committee

Class A subordinate voting shares: 4,707 (*)

Stock options: 4,048 (‡)

Operational Literacy				Governance Risk and Compliance
Executive	Consulting Services and			Financial Literacy			Governance and Human
Leadership	IT Industry	Geography	Vertical market	Finance	Accounting	Risk	Resources
✓	✓	Global	Multiple vertical markets	✓	✓	✓	✓

(*)	Number of shares beneficially owned, controlled or directed, directly or indirectly.
(+)	For more information concerning DSUs, please refer to the heading Compensation of Directors later in this document.
(‡)	For more information concerning stock options, please refer to the headings Share Option Plan and Compensation of Directors later in this document.
(§)

The number of PSUs include PSUs that were granted to Mr. Godin at the beginning of fiscal 2017 as part of his target compensation and which became eligible to vest on November 8, 2017 and the PSUs that were awarded at the beginning of fiscal 2018 to Ms. Godin and Messrs. Godin and Schindler as part of their target compensation for fiscal 2018, but which have not yet become eligible to vest and remain subject to the achievement of performance conditions, which will be determined at end of fiscal 2018. For more information concerning PSUs, please refer to the heading Performance Share Unit Plan later in this document.

2017 MANAGEMENT PROXY CIRCULAR	15

Report of the Human Resources Committee

Executive Compensation Discussion and Analysis

Executive Compensation Process for the 2017 Fiscal Year

CGI’s executive compensation policy emphasizes incentive compensation linked to the success of the Company to ensure that the financial interests of the Company’s executives are closely aligned with those of shareholders. CGI measures business success on the basis of profit and growth as well as client and member satisfaction.

CGI’s compensation policy is rooted in its fundamental belief that a company with an inspiring dream, uncompromising integrity, a caring human resources philosophy and solid values is better able to attract and respond to the profound aspirations of high-calibre, competent people. These individuals in turn will deliver high-quality services, in keeping with the Company’s profitability objectives. The growth and profitability generated as a result will allow CGI to continue to offer its shareholders value for their investment.

This belief drives the Company’s compensation programs, which are designed to attract and retain the key talent CGI needs to remain competitive in a challenging market and achieve continued and profitable growth for its shareholders.

In keeping with CGI’s compensation policy, the principles used to determine the compensation of the named executive officers (the Chief Executive Officer, the Chief Financial Officer and the three other most highly compensated executive officers of the Company, hereafter referred to as the “Named Executive Officers”) are also applied to all management team members, taking into account the results of their respective business units. In the case of CGI’s senior executives, there is an added emphasis on closely aligning executives’ financial interests with those of shareholders through incentive compensation.

The sections below outline the main features of CGI’s executive compensation policy and programs.

The Human Resources Committee of the Board of Directors

The Committee reviews management’s proposals and makes recommendations to the Board of Directors of the Company in relation to the compensation of certain senior executives, including the entitlements under short and long-term incentive and benefit plans and the corporate objectives that the Founder and Executive Chairman of the Board, the President and Chief Executive Officer and other senior executives are responsible for achieving. Similarly, the Committee is responsible for approving and making recommendations in relation to the compensation of the Company’s outside directors and succession plans for senior executives.

The Committee is made up of Messrs. Alain Bouchard, Chair of the Committee, Bernard Bourigeaud and Dominic D’Alessandro, all of whom are independent directors. The Committee met four times in fiscal 2017. Mr. Bouchard’s role and responsibilities as Chair of the Committee are described later in this document in the report of the Corporate Governance Committee under the heading Role and Responsibilities of the Lead Director and Standing Committee Chairs.

Each of the members of the Committee has significant experience in the role of chief executive officer that includes ample experience in matters relating to human resources management and executive compensation. Mr. Bouchard was President and Chief Executive Officer and is now Founder and Executive Chairman of the board of directors of Alimentation Couche-Tard Inc., Mr. Bourigeaud was Chairman and Chief Executive Officer of Atos Origin S.A., and Mr. D’Alessandro was President and Chief Executive Officer of Manulife Financial Corporation.

The role and responsibilities of the Committee are contained in the Committee’s charter. The Committee’s charter forms part of CGI’s Fundamental Texts and is incorporated by reference in this Management Proxy Circular (see the heading Mandate, Structure and Composition of the Board of Directors later in this document). The Committee’s charter is available on CGI’s website at www.cgi.com. The role and responsibilities of the Committee include:

•	Advising the Board of Directors on human resources planning;

•

Reviewing and advising the Board of Directors on management’s succession plans for executive officers, with special emphasis on the Founder and Executive Chairman of the Board and President and Chief Executive Officer succession;

•

Reviewing and advising the Board of Directors on CGI’s compensation philosophy and policies, including the compensation strategy and compensation policies for the executive officer level as proposed by the Founder and Executive Chairman of the Board and the President and Chief Executive Officer;

16	2017 MANAGEMENT PROXY CIRCULAR

Report of the Human Resources Committee

•

Making recommendations to the Board of Directors for the appointment of the Founder and Executive Chairman of the Board, the President and Chief Executive Officer and other executive officers, while considering and promoting the diversity of the executive team’s background, including in terms of gender, ethnicity, age and experience, and the corporate objectives which the Founder and Executive Chairman of the Board, the President and Chief Executive Officer and such other executive officers, as the case may be, are responsible for meeting, as well as the assessment of the Founder and Executive Chairman of the Board and of the President and Chief Executive Officer against these objectives;

•	Monitoring the performance of the Founder and Executive Chairman of the Board and the President and Chief Executive Officer and providing advice and counsel in the execution of their duties;

•

Reviewing and advising the Board of Directors on CGI’s overall compensation plan including the adequacy and form of compensation realistically reflecting the responsibilities and risks of the position for the Founder and Executive Chairman of the Board and for the President and Chief Executive Officer of the Company and, in that regard, considering appropriate information;

•

Reviewing and advising the Board of Directors on the compensation of executive officers, annual adjustment to executive salaries, and the design and administration of short and long-term incentive plans, stock options, performance share units, benefits and perquisites as proposed by the Founder and Executive Chairman of the Board and the President and Chief Executive Officer;

•	Reviewing and advising the Board of Directors on employment and termination arrangements for senior executives;

•	Making recommendations on the adoption of new, or significant modifications to, pay and benefit plans;

•

Recommending the appointment of new officers as appropriate while considering and promoting the diversity of the executive team’s background, including in terms of gender, ethnicity, age and experience;

•	Reviewing and advising the Board of Directors on significant organizational changes;

•	Reviewing and approving the Committee’s executive compensation report to be contained in the Company’s annual Management Proxy Circular;

•	Reviewing and advising the Board of Directors on management development programs for the Company;

•	Reviewing and advising the Board of Directors on special employment contracts or arrangements with officers of the Company, if any, including any contracts relating to change of control; and

•

Reviewing and advising the Board of Directors on the compensation of the members of the Board of Directors and its committees, including the adequacy and form of compensation realistically reflecting the responsibilities and risks of the positions, and recommending changes where applicable.

The Committee also performs such other duties as are from time to time assigned to it by the Board of Directors.

The Committee reports to the Board of Directors on its proceedings, the reviews it undertakes, and its recommendations.

In executing its mandate for fiscal 2017, the Committee retained the services of Willis Towers Watson, the Company’s external human resources consultant. Willis Towers Watson was first retained to provide consulting services in 1995. The services provided by Willis Towers Watson to the Committee include:

•	Providing the Committee with information on market trends and good practices on executive and director compensation;

•

Developing recommendations on the composition of the comparator groups of companies used as the basis for determining the compensation of the directors, the Founder and Executive Chairman of the Board, the President and Chief Executive Officer and other senior executives of the Company;

•

Conducting market research and providing the Committee with data and analysis on compensation practices of companies in comparator groups to allow the Company to align its compensation policy with the market as it applies to the directors, the Founder and Executive Chairman of the Board, the President and Chief Executive Officer and other senior executives; and

•	Reviewing the design of the annual and long-term incentive plans and providing data and analysis on comparator group company practices in this area.

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To ensure the quality of services provided to the Committee by external human resources consultants, as well as their independence, the Committee has established the following processes as part of its annual work plan:

•

Once a year or as required, any external consultant retained by the Committee provides to the Committee a statement of the services to be provided to the Committee at its request and those to be provided at the request of management for the purpose of enabling the Committee to pre-approve all services to be provided by the external consultant;

•

The Committee may request from each external consultant information concerning the consultant’s organizational structure and employees who provide services to the Committee so that the Committee may agree with the external consultant on measures to address any real or perceived conflicts of interest that may arise from the services provided by the external consultant to the Company at the request of management; and

•	The Committee reviews the independence policy annually to ensure that it continues to meet the Committee’s requirements.

Executive Compensation Related Fees

The fees of Willis Tower Watson, CGI’s external human resources consultant, for services for the fiscal years ended September 30, 2017 and 2016 are detailed below:

Service retained	Fees billed
	2017	2016
Advice in relation to executive compensation and the compensation of directors(a)	$152,203	$114,302
All other fees(b)	$562,563	$421,344
Total fees billed	$714,766	$535,646

(a)	All fees billed by the human resources consultant for the years ended September 30, 2017 and 2016 were related to annually recurring work for the Committee.
(b)

The other fees billed by the human resources consultant for the years ended September 30, 2017 and 2016 were mainly in relation to global compensation and benefits matters and health and group benefit plans.

Composition of Comparator Groups

To determine appropriate compensation levels, the Named Executive Officers’ positions are compared with similar positions within a comparator group made up of leading companies in a number of industries. These companies include information technology consulting firms and companies similar to CGI in terms of size, and operational and managerial complexity. The Committee reviews the composition of the comparator groups annually.

With 84% of its 2017 revenues generated outside Canada and constant international expansion, CGI must offer competitive compensation in each of the challenging markets in which it operates in order to recruit and retain high-performing executives. All of the Company’s major competitors are based either in the U.S., Europe or in the Asia Pacific region and they compete against CGI both in Canada and internationally.

In response to this market reality, the Committee based Named Executive Officers’ compensation for the year ended September 30, 2017 on the compensation of executives in the U.S. and Canadian market for the Named Executive Officers based in Canada and the U.S. and on the compensation of executives in the French market for the Named Executive Officer based in France.

The selection criteria used to determine the companies included in the comparator groups for the fiscal year ended September 30, 2017 are the following:

•	Autonomous and publicly-traded companies;

•	Large number of professionals;

•	Growing companies;

•	High-end IT consulting, systems integration, IT outsourcing and business solutions providers;

•	International scope;

•	Companies for which IT is very strategic; and

•	Participation in the data bank for the relevant countries maintained by Willis Towers Watson, the Company’s external human resources consultant, as the case may be.

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Each company in the following table meets at least one of the foregoing criteria:

U.S. & Canada Comparator Group: Executives from 16 companies

Accenture plc

Atos S.E.

Automatic Data Processing, Inc.

CACI International Inc.

Capgemini S.E. (formerly known as Cap Gemini S.A.)

Cognizant Technology Solutions Corporation

Computer Sciences Corporation

Experian plc

Fidelity National Information Services Inc. Fiserv, Inc. Indra Sistemas, S.A. Leidos Holdings, Inc. SNC-Lavalin Group Inc. Tata Consultancy Services Limited Unisys Corporation Xerox Corporation

France Comparator Group: Executives from 12 companies

Accenture plc Agilent Technologies Inc. Atos S.E. Capgemini S.E. (formerly known as Cap Gemini S.A.) Cognizant Technology Solutions Corporation Computer Sciences Corporation	Hewlett-Packard Company International Business Machines Corp. Indra Sistemas, S.A. Sopra Group S.A. Tieto OYJ Unisys Corporation

The foregoing comparator groups were used to determine the compensation of the Named Executive Officers for the fiscal year ended September 30, 2017.

Executive Compensation Components

CGI’s total executive compensation is made up of five components: base salary, short-term incentive plan, long-term incentive plan, benefits and perquisites. In keeping with the Company’s values, incentive compensation and share ownership are emphasized to ensure that executives’ interests are aligned with CGI’s profitability and growth objectives, which in turn results in increased value for all shareholders under normal market conditions. CGI’s Named Executive Officers do not participate in any defined benefit pension plans.

Component	Description	Policy Alignment with Comparator Groups
Base Salary	Annual base salary based on each executive’s responsibilities, competencies and contribution to the Company’s success.

Aligned with median base salary offered in the comparator group, while allowing for compensation above the median to recognize an executive’s exceptional and sustained contribution to the Company’s success.

Short-Term Incentive Plan	Annual bonus based on the achievement of business objectives in accordance with the Profit Participation Plan.	Aligned with median short-term incentives of the comparator group when business objectives are met.
Long-Term Incentive Plan	Grants under the Share Option Plan and/or awards under the Performance Share Unit Plan, as applicable, in each case based on achievement of business objectives.	Aligned with median total compensation of the comparator group when business objectives are met, or above the median to recognize an executive’s exceptional performance.
Benefits	Group benefits and employer contributions under CGI’s Share Purchase Plan.	Aligned with median benefits of the comparator group.
Perquisites	Principal perquisites include company car and related expenses, tax services, health insurance and medical exams.	Aligned with median perquisites of the comparator group.
Total Compensation

Taking into account the number of years of experience in the role, aligned with the median of the comparator group when business objectives are met, while allowing for total compensation above the median to recognize an executive’s exceptional and sustainable performance.

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The following table shows for each Named Executive Officer the compensation components as a percentage of their total compensation, at target levels, for the year ended September 30, 2017:

Name and title as at September 30, 2017	Base Salary	Short-Term Incentive Plan	Long-Term Incentive Plans	Benefits and Perquisites
Serge Godin Founder and Executive Chairman of the Board	9.42%	18.85%	70.98%	0.75%

George D. Schindler President and Chief Executive Officer	15.21%	22.82%	59.48%	2.49%

François Boulanger Executive Vice-President and Chief Financial Officer	21.59%	21.59%	55.78%	1.04%

Jean-Michel Baticle President, France, Luxembourg and Morocco Operations	30.71%	19.96%	45.76%	3.57%

David L. Henderson President, United States Operations	33.05%	19.83%	41.89%	5.23%

The Founder and Executive Chairman of the Board and the President and Chief Executive Officer may from time to time exercise their discretion to recommend to the Committee and the Board of Directors that incentive compensation under the Profit Participation Plan, and the performance-based vesting of stock options under the Share Option Plan for Employees, Officers and Directors of CGI Group Inc. and its Subsidiaries (the “Share Option Plan”) and of PSUs under the Performance Share Unit Plan for Designated Participants of CGI Group Inc. (the “PSU Plan”) be adjusted in order to ensure that actual profit participation and vested stock options are equitable and balance the interests of each of the Company’s stakeholders based on the overall performance of the Company and exceptional market conditions.

Base Salary

The base salaries paid to Named Executive Officers are reviewed every year based on each executive’s scope of responsibilities, competencies and contribution to the Company’s success. The objective of CGI’s compensation policy for base salaries is to align them with the median base salary in the comparator group, while allowing for compensation to rise above the median in recognition of a particular executive’s exceptional and sustained contribution to the Company’s success. As part of the methodology used for fiscal 2017, the positions of Named Executive Officers were compared with generic positions in the compensation databases for the relevant countries maintained by Willis Towers Watson, the Company’s external human resources consultant. When differences in the level and scope of responsibilities for the comparable generic executive position are observed, the value of the generic position is adjusted to ensure that there is an appropriate basis for comparison.

Short-Term Incentive Plan – Profit Participation Plan

The Named Executive Officers participate in the Profit Participation Plan, a short-term incentive plan that pays an annual cash bonus based on achievement of performance objectives as approved at the beginning of the fiscal year by the Board of Directors on the recommendation of the Committee. The Profit Participation Plan is designed to provide CGI’s management and members with an incentive to increase the profitability and growth of the Company.

Individual incentive awards are based on the executive’s target bonus under the Profit Participation Plan and the achievement of the performance objectives. The target bonus varies as a percentage of base salary depending on the executive’s position and is adjusted in accordance with a performance factor that is directly linked to the level of achievement of the performance objectives set out in the Company’s annual budget and strategic plan. Executive bonus targets are reviewed annually to ensure they remain aligned with the Company’s compensation policy and continue to be competitive with CGI’s applicable comparator group.

Performance Factors

The performance factors used to adjust each Named Executive Officer’s target bonus in fiscal 2017 were based on two separate measures: profitability and growth. The achievement of profitability and growth objectives determines the performance factors that are applied to calculate the annual bonus to be paid under the Profit Participation Plan. Such adjustment may result in a reduction or an increase in the annual bonus. In the latter case, the payout may not exceed two times the target award.

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The profitability performance factor is based on the degree of achievement of the net earnings margin objective approved by the Board of Directors as part of the Company’s annual budget and strategic plan. The growth performance factor is based on the degree of achievement of the year-over-year percentage revenue growth objective also approved by the Board of Directors as part of the Company’s annual budget and strategic plan.

Only items that are the result of actual management operation activities are taken into account in the calculation of performance factors for compensation purposes. The performance factors are prorated between target levels.

The profitability performance factor and growth performance factor are established by determining the actual level of achievement of the budgeted profitability and revenue objectives which correspond to a pre-determined numerical performance factor.

Profitability		Revenue
Net earnings margin	Profitability Performance Factor	Revenue	Revenue Performance Factor

Budgeted margin objectives on a scale of four levels	0 0.25 0.5 1.0	Budgeted revenue objectives on a scale of five levels	0
			2.0
			3.0
			3.5
			4.0

Once the profitability performance factor and revenue performance factor are established, the following formula is used to determine the payout under the Profit Participation Plan.

The effect of the formula is to place importance on achieving both the growth and the profitability objectives. If the minimum threshold for either growth or profitability is not met, no annual bonus is paid under the Profit Participation Plan.

In the case of Presidents of Strategic Business Units, half of their target bonus was based on the formula above as it pertains to the Company, while the other half was determined based on the performance of the Strategic Business Units for which they are responsible and certain quality metrics using the same performance measures.

CGI does not disclose specific profitability and revenue objectives because it considers that the information would place it at a significant competitive disadvantage if the objectives became known. Disclosing the specific performance objectives that are set as part of the Company’s annual budget and strategic planning process would expose CGI to serious prejudice and negatively impact its competitive advantage. For example, to the extent that the Company’s performance objectives became known, its ability to negotiate accretive business agreements would be significantly impaired, putting incremental pressure on its profit margins. In addition, CGI believes that disclosing performance objectives would be inconsistent with CGI’s policy of not providing guidance to the market and limiting the disclosure of forward-looking information.

Long-Term Incentive Plans

CGI’s long-term incentive plans include the Share Option Plan and the PSU Plan. In line with practices among certain of the Company’s peers, the Company’s current compensation practice is to grant, on a case by case basis, either stock options issued under the Share Option Plan or PSUs awarded under the PSU Plan as the long-term incentive component of certain of its senior executives’ compensation.

Share Option Plan

CGI’s executives generally participate in the Share Option Plan. Like the Profit Participation Plan and the PSU Plan, the Share Option Plan is designed to ensure that executives’ interests are closely aligned with those of all shareholders.

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The Company’s practice is to apply performance-based vesting conditions for all stock options granted under the Share Option Plan as part of the Company’s long-term incentive program. CGI’s annual long-term incentive grant of stock options is made at the beginning of the fiscal year. The percentage of stock options that become eligible to vest is based on the degree of achievement of profitability and revenue growth objectives determined following the completion of the fiscal year. Stock options that do not become eligible to vest are forfeited and cancelled.

Stock options that have become eligible to vest then typically vest on a time basis as follows: one-quarter when the fiscal year’s results are approved, one quarter on the second anniversary of the grant, one-quarter on the third anniversary of the grant, and the final quarter on the fourth anniversary of the grant.

See the heading Key Features of CGI’s Long-Term Incentive Plans later in this document for a summary of the features of the Share Option Plan.

Stock Options Granted as part of Fiscal 2017 Compensation

An aggregate of 603,000 stock options were granted to Messrs. George D. Schindler, François Boulanger, Jean-Michel Baticle and David L. Henderson as part of their fiscal 2017 target compensation. The number of stock options granted was determined based on the long-term compensation value required to align the Named Executive Officer’s total compensation with the Company’s compensation policy.

The number of stock options granted is a function of the current year’s compensation objectives and, for that reason, previous grants of stock option-based awards are not taken into account when considering the annual grant of incentive stock options.

The stock options granted as part of the long-term incentive plan for fiscal 2017 were granted for a term of ten years and were eligible to vest based on the achievement of profitability and growth objectives for the year ended September 30, 2017. The details of these grants are shown in Appendix A.

Based on the degree of achievement of profitability and growth objectives of the Company and, in the case of Messrs. Jean-Michel Baticle and David L. Henderson, also based on the performance results of their respective Strategic Business Units during fiscal 2017, 83.01% of the stock options granted to Messrs. George D. Schindler and François Boulanger, 91.51% of the stock options granted to Mr. Jean Michel Baticle and 69.74% of the stock options granted to Mr. David L. Henderson, in respect of the long-term incentive awards for fiscal 2017, became eligible to vest.

Performance Share Unit Plan

The PSU Plan is designed to ensure that executives’ interests are closely aligned with those of all shareholders and is similar in function to the Share Option Plan. PSUs entitle the holder to receive one Class A subordinate voting share for each PSU subject to the achievement of performance and time vesting conditions. Unlike Class A subordinate voting shares issued in connection with the exercise of stock options under the Share Option Plan, which are issued from treasury, the settlement of PSUs is with Class A subordinate voting shares purchased in the open market by the plan trustee with funds provided by CGI.

PSUs have performance-based vesting rules that are determined by the Board of Directors at the time of each grant and are typically identical, in a given year, as those that apply to stock options granted under the Share Option Plan. CGI’s annual long-term incentive grant award of PSUs is made at the beginning of the fiscal year. The percentage of PSUs that become eligible to vest is based on the degree of achievement of the same profitability and revenue growth objectives that apply to stock options. PSUs that become eligible to vest then vest on a time basis. PSUs that do not become eligible to vest are forfeited and cancelled.

On September 26, 2017, CGI’s Board of Directors adopted a second performance share unit plan, the Performance Share Unit Plan for Designated Leaders of CGI Group Inc. and its Subsidiaries in order to offer PSUs to a greater number of members of senior management in all the countries in which they are located. No grants were made under this new performance share unit plan in fiscal 2017.

See the heading Key Features of CGI’s Long-Term Incentive Plans later in this document for a summary of the features of the PSU Plan.

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Performance Share Units Awarded in Fiscal 2017

For fiscal 2017, 221,000 PSUs were awarded to Mr. Godin as part of his fiscal 2017 target compensation. The number of PSUs granted was determined based on the long-term compensation value required to align Mr. Godin’s total compensation with the Company’s compensation policy.

All PSUs awarded as part of the long-term incentive plan for 2017 were granted for a term expiring three years following the calendar year in which they became eligible to vest based on the achievement of profitability and growth objectives for the fiscal year ended September 30, 2017. The details of these awards are shown in the Net Total Compensation Table and in the Summary Compensation Table later in this document.

Based on the degree of achievement of profitability and growth objectives during fiscal 2017, 83.01% of the PSUs awarded to Mr. Godin in respect of the long-term incentive awards for fiscal 2017 became eligible to vest.

A table showing all outstanding unvested PSU awards held as at September 30, 2017 by the Named Executive Officers as well as the market value of such unvested PSUs as of such date is provided in Appendix A.

Award Date Fair Value

The award date fair value for compensation purposes for the fiscal 2017, 2016 and 2015 awards of PSUs was determined by applying a factor of 0.75 to the award date price of the Class A subordinate voting shares underlying the PSUs. This discount method was suggested by Willis Towers Watson, the Company’s external human resources consultant, to recognize the probabilities associated with the performance vesting conditions for the PSU holder.

The accounting fair value of the PSUs was determined in accordance with IFRS 2 as the market value of the underlying Class A subordinate voting shares on the award date. The stock-based compensation cost related to PSUs recorded in costs of services, selling and administrative expenses for fiscal 2017, 2016 and 2015 takes into account the actual result of the performance-based vesting and amortizes the resulting net PSU value over the four-year vesting period.

For the three years ended September 30, 2017, 2016, and 2015, the award date fair value for executive compensation purposes, the award date fair value for accounting purposes, and the differences in fair values are shown in the following table:

Fiscal Year	Value for Compensation Purposes	Value for Accounting Purposes	Difference
2017	$46.87	$62.49	$15.62
2016	$36.26	$48.35	$12.09
2015	$28.38	$37.84	$9.46

The difference between the value used for compensation purposes and the one used for accounting purposes results from the fact that for accounting purposes there is no recognition of a performance discount at the date of grant but a recognition of the actual performance vesting condition at the date of the performance vesting.

Performance Factors and Vesting Conditions

The performance factors used to determine the number of stock options or PSUs that will vest under CGI’s long-term incentive plans are based on two separate measures: profitability and growth. The achievement of profitability and growth objectives determines the performance factors that are applied to calculate the number of stock options or PSUs that vest under CGI’s long-term incentive plans. The total percentage of stock options or PSUs eligible to vest is capped at 100%.

The profitability performance factor is based on the degree of achievement of the net earnings margin objective approved by the Board of Directors as part of the Company’s annual budget and strategic plan. The growth performance factor is based on the degree of achievement of the year-over-year percentage revenue growth objective also approved by the Board of Directors as part of the same plan.

Only items that are the result of actual management operation activities are taken into account in the calculation of vesting conditions for compensation purposes. The performance factors are prorated between target levels.

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The profitability performance factor and growth performance factor are established by determining the actual level of achievement of the budgeted profitability and revenue objectives which correspond to a pre-determined numerical performance factor.

Profitability		Revenue
Net earnings margin	Profitability Performance Factor	Revenue	Revenue Performance Factor

Budgeted margin objectives on a scale of four levels	0 0.25 0.5 1.0	Budgeted revenue objectives on a scale of five levels	0
			0.25
			0.75
			1.00 1.25

Once the profitability performance factor and revenue performance factor are established, the following formula is used to determine the proportion of performance-based vesting under CGI’s long-term incentive plans.

In the case of Presidents of Strategic Business Units, half of their performance-based vesting was based on the formula above as it pertains to the Company, while the other half was determined based on the performance of the Strategic Business Units for which they are responsible and certain quality metrics.

CGI does not disclose specific profitability and revenue objectives because it considers that the information would place it at a significant competitive disadvantage if the objectives became known. Disclosing the specific performance objectives that are set as part of the Company’s annual budget and strategic planning process would expose CGI to serious prejudice and negatively impact its competitive advantage. For example, to the extent that the Company’s performance objectives became known, its ability to negotiate accretive business agreements would be significantly impaired, putting incremental pressure on its profit margins. In addition, CGI believes that disclosing performance objectives would be inconsistent with CGI’s policy of not providing guidance to the market and limiting the disclosure of forward-looking information.

Total At Risk Compensation and Actual Payouts

A significant portion of the Named Executive Officers’ compensation, namely payments under the Profit Participation Plan and awards under the Share Option Plan and Performance Share Unit Plan, is performance-based and therefore “at risk”. The percentage of total compensation of the Named Executive Officers that was “at risk” in fiscal 2017 ranged from 61.72% to 89.83%.

The achievement of the performance factors under the Profit Participation Plan and the performance vesting conditions under the Share Option Plan and Performance Share Unit Plan also present a meaningful challenge for the Company’s senior executives and management team because the Company consistently sets ambitious goals as part of its annual budget and strategic planning process. This is evidenced by the fact that the aggregate payout to the reported Named Executive Officers for fiscal 2017, 2016 and 2015 that was “at risk” or subject to the achievement of performance factors or performance vesting conditions, averaged 55% of the target “at risk” compensation.

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The table below shows the portion of the total compensation “at risk” as well as the portion of that “at risk” compensation that was actually paid out to the Named Executive Officers for the 2017 fiscal year.

Name and title as at September 30, 2017	Percentage of total target compensation “at risk”(a)	Percentage payout of “at risk” compensation(b)
Serge Godin Founder and Executive Chairman of the Board	89.83%	75.63%
George D. Schindler President and Chief Executive Officer	82.30%	80.77%
François Boulanger Executive Vice-President and Chief Financial Officer	77.37%	83.10%
Jean-Michel Baticle President, France, Luxembourg and Morocco Operations	65.72%	103.1%
David L. Henderson President, United States Operations	61.72%	70.87%

(a)

This column shows the proportion of the Named Executive Officer’s total target compensation for fiscal 2017 that was “at risk” compensation composed of the annual bonus under the Profit Participation Plan and awards under the Share Option Plan and Performance Share Unit Plan”.

(b)	This column shows the proportion of the Named Executive Officer’s total target “at risk” compensation that was actually paid out in fiscal 2017.

The Committee is responsible for ensuring that CGI’s executive compensation policies do not expose the Company to significant risks such as providing incentives for senior executives to engage in business strategies that could yield compensation for the executives while negatively impacting the Company’s interests.

The Committee considers that the Company’s executive compensation policies, particularly those that relate to the portion of compensation for which the achievement of performance measures apply, do not expose the Company to significant risks. The short-term and long-term incentive performance-based compensation components require that the Company’s profitability objectives be met. Business strategies that impair the Company’s profitability, whether in the short or long-term, will not result in payouts to senior executives or management. Since the measures are based on generally accepted accounting principles (“GAAP”) measures, which in the case of the Company are International Financial Reporting Standards (“IFRS”), the results are subject to the same controls over financial reporting and disclosure controls and procedures that apply to the disclosure of the Company’s financial results. These controls include controls and procedures that are designed to protect against, and provide early warning of, fraud and falsification.

All of the Company’s senior executives and directors are required to prepare and file reports disclosing their trading activities in the Company’s securities, including derivative instruments, and the Company prepares and files the reports on their behalf. The Company therefore monitors all securities transactions by its senior executives and directors and also requires that they pre-clear their transactions with the Company.

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Incentive Plan Awards – Value Vested or Earned During the Year

The table below shows the value of option and share-based awards made to the Named Executive Officers that vested in fiscal 2017 as well as the value of non-equity incentive plan compensation earned by the Named Executive Officers in fiscal 2017.

Name	Option-based awards – Value vested during the year(a) ($)	Share-based awards – Value vested during the year(b) ($)	Non-equity incentive plan compensation – Value earned during the year(c) ($)
Serge Godin Founder and Executive Chairman of the Board	–	12,915,234	1,315,000
George D. Schindler(d) President and Chief Executive Officer	3,279,084	–	1,329,112
François Boulanger Executive Vice-President and Chief Financial Officer	1,218,331	–	500,000
Jean-Michel Baticle(e) President, France, Luxembourg and Morocco Operations	1,271,259	–	532,085
David L. Henderson(d) President, United States Operations	526,459	–	303,220

(a)

The option-based awards that vested during fiscal 2017 were the performance-based stock options granted to Messrs. Schindler, Boulanger, Baticle and Henderson during the 2013, 2014, 2015 and 2016 fiscal years that became eligible to vest and for which the exercise prices were $23.65, $36.15, $37.82 and $48.16 respectively. In fiscal 2017, one-quarter of such stock options granted for fiscal 2013, one-quarter of such stock options granted for fiscal 2014 and one quarter of such stock options granted for fiscal 2015 vested on October 1, 2016 when the closing price of the shares was $62.49 and one-quarter of such stock options granted for fiscal 2016 vested on November 8, 2016 when the closing price of the shares was $63.70.

(b)

The share-based awards that vested during fiscal 2017 were the performance-based PSUs granted to Mr. Godin for fiscal 2013, 2014, 2015 and 2016 respectively. The proportion of performance based vesting for these PSUs was 95.3%, 61.05%, 75.8% and 50% for such PSUs granted in respect of fiscal 2013, 2014, 2015 and 2016 and these became eligible to vest after the end of each such fiscal year. In fiscal 2017, one-quarter of such PSUs granted for fiscal 2013, one-quarter of such PSUs granted for fiscal 2014 and one quarter of such share-based granted for fiscal 2015 vested on October 1, 2016 and one-quarter of such PSUs granted for fiscal 2016 vested on November 8, 2016.

(c)	This column shows the value of the annual bonuses under the Profit Participation Plan received by the Named Executive Officers in fiscal 2017.
(d)

Messrs. Schindler and Henderson are paid in U.S. dollars. The amounts shown are in Canadian dollars converted on the basis of the average exchange rate used in the Company’s annual audited consolidated financial statements which was CAD1.3140, CAD1.3255 and CAD1.2294, for each U.S. dollar in fiscal 2017, 2016 and 2015 respectively. Please refer to the disclosure concerning the foreign exchange rates used for financial reporting purposes on page 15 of the Management’s Discussion and Analysis for the fiscal year ended September 30, 2017 and on page 14 of the Management’s Discussion and Analysis for the fiscal year ended September 30, 2016 under the heading Foreign Exchange.

(e)

Mr. Baticle is paid in euros. The amounts shown are in Canadian dollars converted on the basis of the average exchange rate used in the Company’s annual audited consolidated financial statements which was CAD1.4511, CAD1.4722 and CAD1.4081 for each euro in fiscal 2017, 2016 and 2015 respectively. Please refer to the disclosure concerning the foreign exchange rates used for financial reporting purposes on page 15 of the Management’s Discussion and Analysis for the fiscal year ended September 30, 2017 and on page 14 of the Management’s Discussion and Analysis for the fiscal year ended September 30, 2016 under the heading Foreign Exchange.

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Performance Graph

The Class A subordinate voting shares are listed for trading on the TSX under the symbol GIB.A and on the New York Stock Exchange, under the symbol GIB. The following graph compares the annual variations in the cumulative total shareholder return on the Class A subordinate voting shares with the cumulative total shareholder return of the S&P/TSX and the S&P 500 stock indexes for the past five fiscal years of the Company.

Value of $100 invested on September 30, 2012

Cumulative Total Shareholder Return

	September 30, 2012	September 30, 2013	September 30, 2014	September 30, 2015	September 30, 2016	September 30, 2017
CGI	$100.00	$136.93	$143.33	$183.14	$236.70	$245.08
S&P/TSX	$100.00	$107.12	$128.95	$118.14	$134.93	$148.05
S&P 500	$100.00	$119.34	$142.89	$142.02	$163.93	$194.44

CGI’s executive compensation policy emphasizes incentive compensation linked to the success of the Company to ensure that the financial interests of the Company’s executives are closely aligned with those of shareholders. CGI’s management team, including the Named Executive Officers, are compensated on the basis of metrics that the Company considers to be fundamental, namely the Company’s growth and profitability, rather than on the basis of factors tied to the performance of the Company’s shares in the market. Over the five-year period between October 1, 2012 and September 30, 2017, 63% of the aggregate compensation of the reported Named Executive Officers was linked to the share price, and to the returns to shareholders.

Since 1986, the year the Company became publicly listed, the price of CGI’s Class A subordinate voting shares increased on average by approximately 18% per year. Over the five-year period between October 1, 2012 and September 30, 2017, the price of the Company’s shares increased by more than 245% and the cumulative total shareholder return outperformed the S&P/TSX by 97% and the S&P 500 by 51%.

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The following graph illustrates the relationship between the net total compensation paid to the Company’s reported Named Executive Officers and cumulative total shareholder return over the period between October 1, 2012 and September 30, 2017.

The chart demonstrates the relationship between cumulative total shareholder return (as calculated on the performance graph earlier in this document) and the net total compensation to Named Executive Officers. While cumulative total shareholder return has greatly increased during this period, net total compensation has varied on an annual basis since fiscal 2013 and is linked to the performance of the Company and not necessarily to shareholder return.

The net aggregate compensation paid to the Named Executive Officers for fiscal 2017 was below the aggregate median of CGI’s comparator groups at approximately 81% of the median target total compensation of those groups. The Committee believes that CGI has provided a significantly better than average return to shareholders over this period with executive compensation that is at or below the cost of its peers and that the Company’s executive compensation policy is effective and appropriately links the compensation paid out to the Named Executive Officers and the returns to shareholders.

Defined Contribution Pension Plan and Deferred Compensation Plans

Defined Contribution Pension Plan

In fiscal 2017, Messrs. George D. Schindler and David L. Henderson participated in a U.S. 401(k) Plan that is a benefit available to all eligible U.S. members. The following table sets out the amount contributed to the plan by the Company as well as the accumulated value of the plan at the beginning and end of the Company’s fiscal year.

Name and title as at September 30, 2017	Accumulated value at start of year(a)	Compensatory(a)	Accumulated value at year-end(a)
George D. Schindler President and Chief Executive Officer	$978,134	$3,285	$1,140,616

David L. Henderson President, United States Operations	$394,063	$3,285	$555,149

(a)

The amount shown is in Canadian dollars converted on the basis of the average exchange rate used in the Company’s consolidated annual audited financial statements which was CAD1.3140 for each U.S. dollar in fiscal 2017. Please refer to the disclosure concerning the foreign exchange rates used for financial reporting purposes on page 15 of the Management’s Discussion and Analysis for the fiscal year ended September 30, 2017 under the heading Foreign Exchange.

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Deferred Compensation Plan

Messrs. George D. Schindler and David L. Henderson participate in CGI’s Non-Qualified Deferred Compensation Plan which allows participants to defer annually between 5% and 75% of their base salary, and between 5% and 90% of their awards under the Profit Participation Plan. The plan allows participants to withdraw amounts during employment and to elect, upon retirement, to receive either a lump sum payment, or instalment payments for a period of up to ten years. Decisions concerning withdrawals may be made each year at the time that the participant determines the amount of compensation to be deferred for the year. The plan offers an array of mutual funds for investment from which the plan participant may choose. Participants may change their investment directions from time to time during the plan year. The mutual fund investments are subject to market gains and losses.

Compensation of Named Executive Officers

The Net Total Compensation Table and the Summary Compensation Table that follow show detailed information on actual net total compensation, and total compensation for regulatory purposes, respectively, for Serge Godin, Founder and Executive Chairman of the Board, George D. Schindler, President and Chief Executive Officer, François Boulanger, Executive Vice-President and Chief Financial Officer, Jean-Michel Baticle, President, France, Luxembourg and Morocco Operations, and David L. Henderson, President, United States Operations, for services rendered during the fiscal years ended September 30, 2017, 2016 and 2015.

The securities regulation that determines the content of the Summary Compensation Table can result in a substantial overstatement of the compensation awarded to CGI’s Named Executive Officers. The overstatement may arise because securities regulation requires that for stock options and share-based compensation awards, the amount of compensation shown must be the grant date fair value. In the case of CGI’s compensation policies, all long-term incentive compensation, including all stock option awards and share-based compensation awards, is subject to performance vesting conditions. To the extent that stock options and PSUs awarded for the fiscal year in question fail to become eligible to vest as a result of the degree of achievement of performance objectives, the stock options and PSUs are forfeited and cancelled. The regulatory requirements do not allow for such forfeited compensation to be reduced from the compensation disclosed in the Summary Compensation Table. Therefore, the compensation presented in such table may substantially overstate compensation actually earned by the Named Executive Officers.

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The following table shows the amount by which the combined value of the share-based awards and option-based awards must be reduced to reflect the net compensation amount attributable to those components of compensation disclosed in the Summary Compensation Table below. The table is necessary to communicate the true, actual total compensation earned by each of the Named Executive Officers.

Net Total Compensation Table

Name and Principal Position as at September 30, 2017	Year	Summary Compensation Table Total compensation ($)	Performance-based vesting reduction(a) ($)	Net total compensation ($)
Serge Godin	2017	13,157,219	(1,759,312)	11,397,907
Founder and	2016	11,815,999	(5,167,406)	6,648,593
Executive Chairman of the Board	2015	8,907,708	(1,820,265)	7,087,443
George D. Schindler(b)	2017	7,328,940	(785,340)	6,543,600
President and Chief	2016	3,450,736	(1,177,020)	2,273,716
Executive Officer	2015	2,203,062	(298,791)	1,904,271
François Boulanger	2017	2,678,962	(263,280)	2,415,682
Executive Vice-President and	2016	2,010,484	(704,200)	1,306,284
Chief Financial Officer	2015	1,736,846	(298,791)	1,438,055
Jean-Michel Baticle(c)	2017	2,177,363	(79,884)	2,097,479
President, France, Luxembourg	2016	1,820,212	(196,170)	1,624,042
and Morocco Operations	2015	1,564,966	(295,696)	1,269,270
David L. Henderson(b)	2017	1,976,457	(264,598)	1,711,859
President, United States Operations	2016	1,549,450	(588,510)	960,940
	2015	954,751	(144,178)	810,573

(a)

The vesting eligibility conditions for the stock options granted and PSUs awarded as part of the long-term incentive for the fiscal year ended September 30, 2017 were based solely on the Company’s financial performance and the individual’s contribution thereto. On the basis of such factors, 83.01% of the PSUs awarded to Mr. Godin and 83.01% of the stock options granted to Messrs. George D. Schindler and François Boulanger became eligible to vest. In the case of Messrs. Jean-Michel Baticle and David L. Henderson, the performance-based vesting of their stock options also depended on the performance of their respective Strategic Business Units. 91.51% of Mr. Baticle’s stock options and 69.74% of Mr. Henderson’s stock options became eligible to vest. Stock options and PSUs that did not become eligible to vest based on such performance conditions were forfeited and cancelled. The amount of the reduction shown is the dollar value required to be deducted from the fair value of the grants or awards to accurately reflect the net value of the stock option grant or PSU award for the Named Executive Officer as part of his total compensation for the 2017 fiscal year.

(b)

Messrs. Schindler and Henderson are paid in U.S. dollars. The amounts shown are in Canadian dollars converted on the basis of the average exchange rate used in the Company’s annual audited consolidated financial statements which was CAD1.3140, CAD1.3255 and CAD1.2294, for each U.S. dollar in fiscal 2017, 2016 and 2015 respectively. Please refer to the disclosure concerning the foreign exchange rates used for financial reporting purposes on page 15 of the Management’s Discussion and Analysis for the fiscal year ended September 30, 2017 and on page 14 of the Management’s Discussion and Analysis for the fiscal year ended September 30, 2016 under the heading Foreign Exchange.

(c)

Mr. Baticle is paid in euros. The amounts shown are in Canadian dollars converted on the basis of the average exchange rate used in the Company’s annual audited consolidated financial statements which was CAD1.4511, CAD1.4722 and CAD1.4081, for each euro in fiscal 2017, 2016 and 2015 respectively. Please refer to the disclosure concerning the foreign exchange rates used for financial reporting purposes on page 15 of the Management’s Discussion and Analysis for the fiscal year ended September 30, 2017 and on page 14 of the Management’s Discussion and Analysis for the fiscal year ended September 30, 2016 under the heading Foreign Exchange.

The following table shows the compensation paid to the Company’s Named Executive Officers as required by securities regulation.

As noted above, securities regulation requires that for stock options and share-based compensation amounts, the amount of compensation to be disclosed must be the grant date fair value. In the case of CGI’s compensation policies, all long-term incentive compensation, including all stock option awards and share-based compensation awards are performance-based. A number of stock options and PSUs awarded to Named Executive Officers do not become eligible to vest as a result of the degree of achievement of performance objectives, and those stock options and PSUs are then forfeited and cancelled. To that extent, the total compensation amount shown in this table overstates the true total compensation received by the Company’s Named Executive Officers.

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Summary Compensation Table

Name and Principal Position as at September 30, 2017	Year	Salary ($)	Share- based awards(a) ($)	Option- based awards(b) ($)	Non-equity incentive plan compensation Annual incentive plans(c) ($)	Pension value ($)	All other compen- sation(d) ($)		Total compen- sation ($)
Serge Godin Founder and Executive Chairman of the Board	2017	1,375,000	10,357,718	–	1,315,000	–	109,501		13,157,219
	2016	1,373,000	10,334,813	–	–	–	108,186		11,815,999
	2015	1,333,000	7,520,700	–	–	–	54,008		8,907,708
George D. Schindler(e) President and Chief Executive Officer	2017	1,182,556	–	4,623,586	1,329,112	3,285	190,401	(f)	7,328,940
	2016	960,992	–	2,354,040	–	3,314	132,390	(f)	3,450,736
	2015	891,305	–	1,234,500	–	3,073	74,184		2,203,062
François Boulanger Executive Vice- President and Chief Financial Officer	2017	600,000	–	1,550,027	500,000	–	28,935		2,678,962
	2016	575,000	–	1,408,400	–	–	27,084		2,010,484
	2015	475,000	–	1,234,500	–	–	27,346		1,736,846
Jean-Michel Baticle(g) President, France, Luxembourg and Morocco Operations	2017	631,247	–	940,615	532,085	–	73,416		2,177,363
	2016	600,657	–	784,680	360,394	–	74,481		1,820,212
	2015	522,416	–	823,000	140,813	–	78,737		1,564,966
David L. Henderson(e) President, United States Operations	2017	689,824	–	874,374	303,220	3,285	105,754	(h)	1,976,457
	2016	662,753	–	784,680	–	3,314	98,703	(h)	1,549,450
	2015	509,657	–	257,400	36,616	3,073	148,005	(h)	954,751

(a)

The award date fair value used for determining the number of PSUs awarded to Mr. Godin as a component of his total compensation was determined using the pricing model suggested by Willis Towers Watson that yielded grant date fair values of $46.87 for fiscal 2017, $36.26 for fiscal 2016 and $28.38 for fiscal 2015. The fair value of the PSUs for accounting purposes was the market value of the Class A subordinate voting shares on the award date resulting in an award date fair value for accounting purposes of $62.49 for fiscal 2017, $48.35 for fiscal 2016 and $37.84 for fiscal 2015. Please refer to the heading Award Date Fair Value earlier in this document for an explanation of the differences between fair values, and the reasons behind the choice of valuation methods.

(b)

The fair value of the stock option grants is the accounting fair value of the stock options determined in accordance with IFRS 2 using the Black-Scholes stock option pricing model. The fair value of the stock options yielded a grant date fair value of $13.25, $10.06 and $8.23 in fiscal 2017, 2016 and 2015 respectively. The table after the footnote below shows the assumptions used to determine the Black-Scholes values for fiscal 2017, 2016 and 2015.

(c)	This column shows the value of the annual bonuses received by the Named Executive Officers in accordance with the Profit Participation Plan as part of the short-term incentive plan of the Company.
(d)

This amount includes the Company’s contribution under CGI’s Share Purchase Plan, the contribution towards health insurance benefits and related insurance coverage, but excludes the value of perquisites and other personal benefits which in the aggregate was less than $50,000 or 10% of the aggregate salary and bonus under the Profit Participation Plan for the particular fiscal year and which is therefore not required to be disclosed.

(e)

Messrs. Schindler and Henderson are paid in U.S. dollars. The amounts shown (other than those for stock option-based compensation) are in Canadian dollars converted on the basis of the average exchange rate used in the Company’s annual audited consolidated financial statements which was CAD1.3140, CAD1.3255 and CAD1.2294, for each U.S. dollar in fiscal 2017, 2016 and 2015 respectively. Please refer to the disclosure concerning the foreign exchange rates used for financial reporting purposes on page 15 of the Management’s Discussion and Analysis for the fiscal year ended September 30, 2017 on page 14 of the Management’s Discussion and Analysis for the fiscal year ended September 30, 2016 under the heading Foreign Exchange.

(f)	These amounts include costs relating to Mr. Schindler’s relocation from CGI’s U.S. office to its Montreal office, amounting to $26,526 for fiscal 2017 and $69,300 for fiscal 2016.
(g)

Mr. Baticle is paid in euros. The amounts shown are in Canadian dollars converted on the basis of the average exchange rate used in the Company’s annual audited consolidated financial statements which was CAD1.4511, CAD1.4722 and CAD1.4081, for each euro in fiscal 2017, 2016 and 2015 respectively. Please refer to the disclosure concerning the foreign exchange rates used for financial reporting purposes on page 15 of the Management’s Discussion and Analysis for the fiscal year ended September 30, 2017 and on page 14 of the Management’s Discussion and Analysis for the fiscal year ended September 30, 2016 under the heading Foreign Exchange.

(h)

These amounts include costs relating to Mr. Henderson’s relocation from CGI’s Dallas office to its Fairfax office, amounting to $43,360 for fiscal 2017, $49,706 for fiscal 2016 and $113,015 for fiscal 2015.

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Assumptions to determine Black-Scholes Values

	2017	2016	2015
Dividend yield (%)	0.00	0.00	0.00
Expected volatility (%)	25.44	25.07	24.56
Risk-free interest rate (%)	0.54	0.67	1.42
Expected life (years)	4.00	4.00	4.00

Key Features of CGI’s Long-Term Incentive Plans

Share Option Plan

The Share Option Plan is governed by the Board of Directors. The Committee makes recommendations to the Board of Directors in relation to the Share Option Plan and to grants of stock options, and is responsible for overseeing its administration. The Board of Directors has the ultimate and sole power and authority to grant stock options under the Share Option Plan and to interpret the terms and conditions of stock options that have been granted. The Board of Directors grants stock options by identifying the members, directors, and officers of eligible CGI entities who are to receive stock options, including the number of stock options, the subscription price, the stock option period and the vesting conditions. The determinations, designations, decisions and interpretations of the Board of Directors are binding and final. Management of the Company looks after the day-to-day administration of the Share Option Plan.

The total number of Class A subordinate voting shares authorized to be issued under the Share Option Plan is 53,600,000. As at December 11, 2017, the total overhang was 29,794,071 Class A subordinate voting shares, representing approximately 10.35% of the currently issued and outstanding Class A subordinate voting shares and Class B shares. The maximum number of stock options that may be issued in the aggregate to any single individual under the Share Option Plan cannot exceed 5% of the total number of Class A subordinate voting shares and Class B shares issued and outstanding at the time of the grant. The number of Class A subordinate voting shares issuable to insiders in the aggregate, at any time, pursuant to the Share Option Plan and any other securities-based compensation arrangement cannot exceed 10% of the Class A subordinate voting shares and Class B shares issued and outstanding. The number of Class A subordinate voting shares issued to insiders within any one-year period pursuant to the Share Option Plan and any other securities-based compensation arrangement cannot exceed 10% of the Class A subordinate voting shares and Class B shares issued and outstanding. As at December 11, 2017, stock options for an aggregate of 13,451,461 Class A subordinate voting shares are outstanding pursuant to the Share Option Plan, representing approximately 4.68% of the currently issued and outstanding Class A subordinate voting shares and Class B shares.

Under the Share Option Plan, the Board of Directors may at any time amend, suspend or terminate the Share Option Plan, in whole or in part, subject to obtaining any required approval from the TSX, the Company’s shareholders or other regulatory authorities. More detailed information on the rules for amending the Share Option Plan is provided later in this document under the heading Amendments to Share Option Plan. Stock options may not be assigned, pledged or otherwise encumbered with the exception of bequests made in wills or other testamentary document, or otherwise in accordance with the laws relating to successions.

Under the Share Option Plan, the Board of Directors, on the recommendation of the Committee, may grant to eligible participants stock options to purchase Class A subordinate voting shares. The exercise price of the stock options granted is determined by the Board of Directors and cannot be lower than the closing price of the Class A subordinate voting shares on the TSX on the trading day immediately preceding the day on which the stock option is granted. The Board of Directors also determines the applicable stock option period and vesting rules.

Employees, officers, and directors of the Company may receive stock options under the Share Option Plan. The Board of Directors has made the decision to cease granting stock options to outside directors effective October 1, 2015.

Stock options that have been granted under the Share Option Plan cease to be exercisable upon the expiry of their term which cannot exceed ten years from their date of grant.

Upon resignation or termination, stock options that have not vested are forfeited, and vested stock options must be exercised during a 90 day period following termination or resignation.

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Employees who retire, directors who leave the Board of Directors and the estates of deceased stock option holders benefit from the automatic vesting of stock options that have become eligible to vest in accordance with performance-based vesting rules, but that have yet to vest due to time-based vesting. Those stock options must be exercised within 90 days in the case of retirement or 180 days if the stock option holder dies, subject to the extension of the exercise periods explained in more detail below. The Board of Directors, on the recommendation of the Committee, has the discretion to vary these periods and to accelerate the vesting period, provided that the maximum term for any stock option is ten years from the time it is granted.

The Company does not currently provide any financial assistance to participants under the Share Option Plan.

Blackout Periods

In keeping with CGI’s Insider Trading and Blackout Periods Policy, stock options must not be exercised by insiders when a trading blackout period is in effect. The policy is designed to ensure that insiders and CGI members who have access to undisclosed material information regarding CGI comply with insider trading laws. Under the policy, those who normally have access to undisclosed material information may only trade in CGI securities within the period beginning on the third business day following the release of CGI’s quarterly financial results and fiscal year-end results and ending at the close of business on the fourteenth calendar day preceding the end of the following fiscal quarter.

Blackout periods may also be prescribed from time to time as a result of special circumstances relating to the Company.

If the date on which a stock option expires occurs during a blackout period or within ten business days after the last day of a blackout period, the date of expiry of the stock option will be the tenth business day following the termination of the blackout period.

Extensions for Length of Service

Retiring members, directors and officers, as well as the estates of deceased stock option holders earn one day of extension for every three days of service to the Company, up to a maximum extension period of three years. The extension period is earned pro-rata day by day during the stock option holder’s service to the Company. The extension period for length of service cannot extend the life of a stock option beyond the period of time determined by the Board of Directors as the stock option term which may not exceed ten years from the date of grant.

Amendments to Share Option Plan

The Board of Directors, on the recommendation of the Committee, may amend, suspend or terminate the Share Option Plan, or amend any term of an issued and outstanding stock option provided that no amendment, suspension or termination may be made without:

•	obtaining approval of the shareholders of the Company, except when approval is not required under the terms of the plan, as explained in more detail below;

•	obtaining any required approval of any applicable regulatory authority or stock exchange; and

•

in the case of issued and outstanding stock options, obtaining the consent or, subject to regulatory approval, the deemed consent of the concerned optionee in the event that the amendment materially prejudices the optionee’s rights.

Shareholder approval is not required with respect to the following amendments, in as much as the amendment is in accordance with applicable regulatory requirements:

•	changing the eligibility for, and limitations on, participation in the Share Option Plan;

•

modifying the periods during which stock options may be exercised, subject to (i) the stock option period terminating on or before the tenth anniversary of the date of the grant of the stock option and subject to the effect of blackout periods, and (ii) a maximum stock option exercise period extension of three years;

•

changing the terms on which stock options may be granted and exercised including, without limitation, the provisions relating to the price at which shares may be purchased under the plan, to the extent that the subscription price is not reduced, vesting, expiry, assignment and the adjustments to be made in the event of certain changes such as stock splits that affect all shareholders;

•	making amendments that are necessary to comply with applicable law or the requirements of any applicable regulatory authority or stock exchange;

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•	correcting or rectifying any ambiguity, defective provision, error or omission in the Share Option Plan; and

•	changing the provisions of the Share Option Plan that relate to its administration.

Finally, any amendment that would reduce the subscription price of an issued and outstanding stock option, lead to a significant or unreasonable dilution of the outstanding shares, extend the expiry date of stock options held by insiders beyond the exercise periods contemplated under the Share Option Plan, or provide additional material benefits to insiders of the Company, requires shareholder approval.

Equity Compensation Plan Information as at September 30, 2017

The following table shows the total number of shares to be issued upon the exercise of outstanding stock options under all of CGI’s equity-based compensation plans, their weighted average exercise price, and the number of shares available for future issuance.

Plan Category	Number of Class A subordinate voting shares to be issued upon the exercise of outstanding stock options (#)	Weighted average exercise price of outstanding stock options ($)	Number of Class A subordinate voting shares remaining available for future issuance under equity compensation plans (excluding shares issuable under outstanding stock options) (#)
Equity compensation plans approved by shareholders	15,237,883	44.70	15,323,239
Equity compensation plans not approved by shareholders	–	–	–
Total	15,237,883	44,70	15,323,239

Performance Share Unit Plan

The PSU Plan is governed by the Board of Directors and the Committee may make recommendations to the Board of Directors in relation to the PSU Plan and to awards of PSUs. The Board of Directors has the ultimate and sole power and authority to award PSUs under the PSU Plan and to interpret the terms and conditions of PSUs that have been awarded. The Committee is responsible for the administration of the PSU Plan, and management looks after its day-to-day implementation.

Under the PSU Plan, the Board of Directors may at any time amend, suspend or terminate the PSU Plan, in whole or in part, or amend any term of any issued and outstanding awards including the earning, vesting and expiry of an outstanding award. PSUs may not be assigned, pledged or otherwise encumbered with the exception of bequests made in wills or other testamentary document, or otherwise in accordance with the laws relating to successions.

Under the PSU Plan, the Board of Directors, on the recommendation of the Committee, may award PSUs to executives and to other eligible participants. Each PSU entitles the participant to receive one Class A subordinate voting share, subject to the degree of achievement of the profitability and revenue growth objectives set by the Board of Directors as part of the Company’s annual budget and strategic planning process. The number of PSUs awarded is determined based on the dollar amount of long-term compensation required to align the participant’s total compensation with the Company’s compensation policy, and takes into account stock options granted under the Share Option Plan.

Within 90 days after an award of PSUs, the plan trustee purchases in the open market the shares required to be delivered to the participants on settlement. The plan trustee holds the shares in trust for the purposes of the PSU Plan.

On each settlement date, the PSU Plan participants receive from the plan trustee a number of Class A subordinate voting shares equal to the number of PSUs that have vested. Participants may elect to defer the settlement of PSUs to a later date not later than the expiry date of the PSUs.

Upon resignation or termination, PSUs that have not become eligible to vest are forfeited, and PSUs that have become eligible to vest are settled on the date of resignation or termination, as the case may be.

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Participants who retire and the estates of deceased participants benefit from the automatic vesting of PSUs that have become eligible to vest in accordance with performance-based vesting rules, but that have yet to vest due to time-based vesting. Those PSUs are settled on the date of retirement or death, as the case may be and the plan trustee remits the Class A subordinate voting shares as soon as practicable thereafter.

PSUs expire on the business day preceding December 31 of the third calendar year following the end of the fiscal year during which the PSU award is made. On the expiry date, all remaining PSUs in the participant’s account that are eligible to vest but that have not yet vested are automatically vested and settled.

The Company does not provide any financial assistance to participants under the PSU Plan.

On September 26, 2017, CGI’s Board of Directors adopted a second performance share unit plan, the Performance Share Unit Plan for Designated Leaders of CGI Group Inc. and its Subsidiaries in order to offer PSUs to a greater number of members of senior management in all the countries in which they are located. No grants were made under this new performance share unit plan in fiscal 2017.

Termination Benefits

The Named Executive Officers do not benefit from special contractual rights upon employment termination. They are therefore entitled to the same rights as those available to all members under the laws applicable to their employment. The provisions that apply to termination of employment under the Share Option Plan and under the Performance Share Unit Plan apply in the same way to all participants under those plans and they are described above under the headings Share Option Plan and Performance Share Unit Plan.

Compensation of Directors

Board of Directors and Standing Committee Fees

For fiscal 2017, Ms. Julie Godin and Messrs. Serge Godin, André Imbeau and George D. Schindler were not compensated for their roles as directors of the Company.

The compensation paid to the outside directors changed to a flat fee structure on October 1, 2015. The Board of Directors also decided to cease granting stock options to outside directors as of that date. The following table sets out the elements of the compensation paid to outside directors for the year ended September 30, 2017:

Component	Amount
Board Retainer (includes membership to one Committee)	$210,000
Lead Director or Committee Chair Retainer	$20,000
Committee Member Retainer for each additional Committee	$20,000

Directors must receive at least half of their Board retainer in DSUs, subject to the exceptions listed below. The remaining half of the Board retainer and the other retainers may also be payable in DSUs at the election of the director. A director can elect to receive the entire amount of the Board retainer in cash instead of in DSUs if (i) the director is not a resident of Canada for income tax purposes, (ii) the director purchased in the open market the same number of Class A subordinate voting shares he or she would have received in the form of DSUs, or (iii) the director is otherwise exempted by the Board of Directors. Directors who must travel significant distances to attend meetings of the Board of Directors and its standing committees also receive long distance travel allowances.

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For the year ended September 30, 2017, the compensation paid to directors was as follows:

Directors’ Compensation Table

Name(a)	Cash Fees(b) ($)	Share-Based Awards(c) ($)	All other compensation(d) ($)	Total ($)
Alain Bouchard	–	230,000	–	230,000
Bernard Bourigeaud(e)	–	272,197	18,926	291,123
Jean Brassard(f)	–	210,000	–	210,000
Dominic D’Alessandro	–	250,000	–	250,000
Paule Doré	125,000	105,000	–	230,000
Richard B. Evans(e)	–	272,197	25,924	298,121
Timothy J. Hearn	105,000	105,000	15,000	225,000
Gilles Labbé	–	230,000	–	230,000
Heather Munroe-Blum	105,000	105,000	–	210,000
Michael B. Pedersen(e)(g)	–	43,852	–	43,852
Michael E. Roach	105,000	105,000	–	210,000
Joakim Westh(e)	272,197	–	128,752	400,949

(a)

Ms. Julie Godin and Messrs. Serge Godin, André Imbeau and George D. Schindler were not compensated for their roles as directors of the Company. Ms. Julie Godin received $1,506,107 in fiscal 2017 as compensation in respect of her services as an executive of the Company and Mr. André Imbeau received $633,117 in fiscal 2017 as compensation in respect of his services as an officer of the Company. Please refer to the Net Compensation Table and the Summary Compensation Table earlier in this document for a summary of Messrs. Godin and Schindler’s fiscal 2017 compensation.

(b)

This column shows the retainer fees paid in cash to the directors for fiscal 2017. Messrs. Bouchard, Bourigeaud, Brassard, D’Alessandro, Evans, Labbé and Pedersen elected to receive 100% of their total annual retainers in the form of DSUs. Mr. Westh was exempted from the requirement to receive 50% of his Board retainer in DSUs as a non-resident of Canada for income tax purposes.

(c)	This column shows the value of the retainer fees paid in DSUs to the directors for fiscal 2017.
(d)	The amounts shown as “All other compensation” for Messrs. Bourigeaud, Evans, Hearn and Westh are in respect of long distance travel allowances.
(e)

Messrs. Bourigeaud, Evans, Pedersen and Westh are paid in U.S. dollars at par, based on the same fee arrangement as other outside directors. The amounts shown (other than those for option-based compensation) are in Canadian dollars converted on the basis of the average exchange rate used to present expense information in the Company’s annual audited consolidated financial statements which was CAD1.3140 for each U.S. dollar for fiscal 2017. Please refer to the disclosure concerning the foreign exchange rates used for financial reporting purposes on page 15 of the Management’s Discussion and Analysis for the fiscal year ended September 30, 2017 under the heading Foreign Exchange.

(f)	Mr. Brassard is not seeking re-election on the Board of Directors and will therefore cease to be a director and a member of the Audit and Risk Management Committee on January 31, 2018.
(g)	Mr. Pedersen was appointed as a member of the Board of Directors and of the Audit and Risk Management Committee on August 1, 2017.

Deferred Stock Units Plan and Deferred Stock Units Granted to Directors

CGI’s deferred stock unit plan for members of the Board of Directors (the “DSU Plan”) provides non-cash compensation to directors. The DSU Plan is governed by the Board of Directors and the Committee may make recommendations to the Board of Directors in relation to the DSU Plan and to awards of DSUs. The Board of Directors has the ultimate and sole power and authority to award DSUs under the DSU Plan and to interpret the terms and conditions of DSUs that have been awarded. Management of the Company is responsible for the day-to-day administration of the DSU Plan.

The Board of Directors may at any time amend or terminate the DSU Plan, including to suspend or limit the right of directors to participate in the DSU Plan. DSUs may not be assigned, sold or otherwise disposed of, except by will or other testamentary document, or otherwise in accordance with the laws relating to successions.

The number of DSUs credited to a director on each retainer payment date is equal to the amount of the retainer due to be paid in DSUs divided by the closing price of the Class A subordinate voting shares on the TSX on the day immediately preceding the retainer payment date. Once credited, the value of the DSUs credited to a director’s DSU account is determined based on the market price of the Class A subordinate voting shares.

The value of DSUs credited to the director’s account is payable only upon delivery of a redemption notice after the director has ceased to be a member of the Board of Directors. The amount paid at the time of redemption corresponds to the number of DSUs accumulated by the member multiplied by the closing price of the Class A subordinate voting shares on the payment date selected by the director. Directors may select a redemption date for the DSUs subsequent to the date on which they cease to be members of the Board of Directors by written notice sent no later than December 15 of the calendar year immediately following the year in which they leave the Board of Directors. The amount is paid in cash and is subject to applicable withholding taxes.

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Report of the Human Resources Committee

Stock Options Held by Directors

Up until fiscal 2015, members of the Board of Directors were entitled to grants of stock options under the Share Option Plan. Each such stock option was issued with a ten year exercise period and a four-year vesting period and the exercise price of all options granted to directors was equal to the closing price of the Class A subordinate voting shares on the TSX on the trading day immediately preceding the date of the grant.

See the table in Appendix B for an overview of all outstanding stock options held as at September 30, 2017 by the members of the Board of Directors who are not Named Executive Officers as well as the in-the-money-value of such stock options and the aggregate value of outstanding and vested DSUs held in respect of their services for completed fiscal years.

Incentive Plan Awards – Value Vested or Earned During the Year

The table below shows the value of option and share-based awards made to members of the Board of Directors that vested in fiscal 2017. The outside directors did not receive any non-equity incentive plan compensation in fiscal 2017.

Name(a)	Option-based awards – Value vested during the year(b) ($)		Share-based awards Value vested during the year(c) ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Alain Bouchard	65,068		230,000	–
Bernard Bourigeaud	68,527		272,197	–
Jean Brassard(d)	68,527		210,000	–
Dominic D’Alessandro	68,527		250,000	–
Paule Doré	68,527		105,000	–
Richard B. Evans	68,527		272,197	–
Julie Godin	1,037,053	(e)	–	–
Timothy J. Hearn	9,731		105,000	–
André Imbeau	100,871	(e)	–	–
Gilles Labbé	68,527		230,000	–
Heather Munroe-Blum	9,731		105,000	–
Michael B. Pedersen(f)	–		43,851	–
Michael E. Roach	–		105,000	–
Joakim Westh	31,512		–	–

(a)

The value vested or earned during the year for Messrs. Godin and Schindler are set out in the table titled Incentive Plan Awards – Value Vested During the Year under the heading Compensation of Named Executive Officers earlier in this document.

(b)

This column shows the value of stock options held by directors that vested during fiscal 2017. The values indicated for all directors in the table above relate to vested stock options the directors received prior to October 1, 2015 as compensation for their services as directors, except for Ms. Godin and Mr. Imbeau whose value vested relates to stock options they received until the end of fiscal 2017 as compensation for their services as an executive and as an officer of the Company, respectively. The exercise prices for the stock options that vested during fiscal 2017 were as follows for all directors, including Ms. Godin and Mr. Imbeau: (i) for grants made in fiscal 2013, of $23.65 for all directors, except Mr. Bouchard, whose options were granted with an exercise price of $27.28; (ii) for grants made in fiscal 2014, of $36.15 for all directors, except Ms. Godin, whose options were granted with an exercise price of $37.11; (iii) for grants made in fiscal 2015, of $37.82 for all directors, except Mr. Imbeau, whose options were granted with an exercise price of $39.47, and Mr. Hearn and Ms. Munroe-Blum, whose options were granted with an exercise price of $46.92; (iv) for grants made in fiscal 2016, of $48.16 for Ms. Godin and of $48.16 and $52.63 for Mr. Imbeau. Among the stock options that became eligible to vest, one quarter of the stock options granted for fiscal 2013, one quarter of the stock options granted for fiscal 2014 and one quarter of the stock options granted for fiscal 2015 vested on October 1, 2016 when the closing price of the shares was $62.49, and quarter of the stock options granted for fiscal 2016 vested on November 8, 2016 when the closing price for the shares was $63.70.

(c)	The share-based awards are DSUs. See the heading Deferred Stock Units Plan and Deferred Stock Units Granted to Directors earlier in this document for a description of DSUs granted to directors.
(d)	Mr. Brassard is not seeking re-election on the Board of Directors and will therefore cease to be a director and a member of the Audit and Risk Management Committee on January 31, 2018.
(e)

As indicated in note (b) above, the value of stock options that vested during the year for Ms. Godin and Mr. Imbeau is in relation to stock options they received as compensation in respect of their services as an executive and as an officer of the Company, respectively until the end of fiscal 2017.

(f)	Mr. Pedersen was appointed as a member of the Board of Directors and of the Audit and Risk Management Committee on August 1, 2017.

Indebtedness of Directors and Named Executive Officers

As at December 11, 2017, no directors, Named Executive Officers, former directors or former senior officers of the Company were indebted to the Company.

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Report of the Corporate Governance Committee

The Committee has responsibility for all corporate governance matters including making recommendations to the Board of Directors in relation to the composition of the Board of Directors and its standing committees. The Committee also administers the self-assessment process for the Board, its standing committees and individual directors.

The Committee is composed of Mr. Dominic D’Alessandro, Lead Director, and Mses. Heather Munroe-Blum and Paule Doré, Chair of the Committee, all of whom are independent directors.

The Committee held four regular meetings during fiscal 2017.

The role and responsibilities of the Chair of the Committee are described under the heading Role and Responsibilities of the Lead Director and Standing Committee Chairs later in this document.

The role and responsibilities of the Committee are contained in the Committee’s charter which forms part of CGI’s Fundamental Texts and is incorporated by reference in this Management Proxy Circular (see the heading Mandate, Structure and Composition of CGI’s Board of Directors). The Committee’s charter is available on CGI’s website at www.cgi.com. The role and responsibilities of the Committee include:

•	developing the Company’s approach to governance issues and the Company’s response to corporate governance requirements and guidelines;

•

reviewing the composition of the Board of Directors, its standing committees and members, and recommends Board nominees; carries out the annual Board of Directors self-assessment process; oversees the orientation and continuing education program for directors; and

•	helping to maintain an effective working relationship between the Board of Directors and management.

Corporate Governance Practices

Adherence to high standards of corporate governance is a hallmark of the way CGI conducts its business. The disclosure that follows sets out CGI’s corporate governance practices. CGI’s corporate governance practices conform to those followed by U.S. domestic companies under the NYSE listing standards.

CGI’s Shareholders

CGI’s shareholders are the first and most important element in the Company’s governance structures and processes. At each Annual General Meeting of Shareholders, the Company’s shareholders elect the Company’s Board of Directors and give them a mandate to manage and oversee the management of the Company’s affairs for the coming year. Shareholders have the option of withholding their votes for individual directors, should they wish to do so.

In the normal course of operations, certain corporate actions which may be material to CGI are initiated from time to time by the Company’s senior management and, at the appropriate time, are submitted to CGI’s Board of Directors for consideration and approval. When appropriate, such matters are also submitted for consideration and approval by CGI’s shareholders. All such approvals are sought in accordance with the charters of the Board of Directors and its standing committees, CGI’s corporate governance practices and applicable corporate and securities legislation and regulations. Messrs. Serge Godin and André Imbeau, respectively CGI’s Founder and Executive Chairman of the Board, and CGI’s Founder and Advisor to the Chairman of the Board, are directors of CGI and, as at December 11, 2017, beneficially owned, directly or indirectly, or exercised control or direction over, shares of CGI representing respectively approximately 49.06% and 7.38% of the votes attached to all of the Company’s outstanding voting shares.

As with other stakeholders, our clients and our members, we constantly solicit feedback from our investors in order to continuously improve, and compare our performance objectively against other publicly traded companies. Several years ago, the Company adopted the Shareholder Partnership Management Framework (“SPMF”) which describes the management of our information and relationship with our investors beyond the prescribed activities associated with corporate governance, transparency and the disclosure of results. The SPMF structures the processes and information flows between CGI and its shareholders, as well as with the investment community, including both buy-side (institutional investors) and sell-side (investment dealers) research analysts. The Company obtained ISO 9001 certification for the application of the SPMF in its operations and for the management of its relationship with its shareholders. During fiscal 2017, the Company held 236 meetings with investors worldwide.

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Report of the Corporate Governance Committee

Diversity

Following the adoption by Canadian securities regulators of new disclosure rules with respect to the representation of women on boards of directors and in senior management positions, the Company reviewed CGI’s Fundamental Texts, including its Board of Directors’ and its standing committees’ charters and related work programs.

The notion of diversity is a core element to CGI’s values, as detailed in its Fundamental Texts. Therefore, the Company concluded that CGI’s approach to diversity was already well documented and supported by the Board of Directors’ and its standing committees’ charters and work programs. However, to bolster CGI’s approach to diversity, the Board of Directors decided to further detail in the mandates of the Human Resources Committee and Corporate Governance Committee, and their related work programs, the criteria to be considered for board candidates and officer appointments to support diversity among the Board of Directors and the Company’s executives.

In September 2015, the Board of Directors, on the recommendation of the Committee, approved amendments to CGI’s Fundamental Texts in order to emphasize the importance of diversity on CGI’s Board of Directors and among executives, and to further refine criteria to be applied for the selection or appointment of directors and executives. As such, nominees proposed to join the Board of Directors or the executive team will be selected after considering, among other things, the persons’ skills and expertise required to achieve stewardship and management of CGI, their knowledge of the industry vertical markets in which the Company operates, their operational and financial literacy, as well as the diversity of their background, including gender, ethnicity, age, experience and geographical representation.

In addition, the work program of the Committee was amended to provide for an annual review of the measures applied by the Company to promote diversity, their effectiveness, and the annual and cumulative progress made in achieving their objectives. The results are reviewed annually by the Board of Directors.

In September 2016, the Board of Directors, on the recommendation of the Committee, approved further amendments to CGI’s Fundamental Texts pursuant to which the Company confirmed its aspiration of having a Board of Directors composed of at least 30% of women. Given our Board of Directors’ current composition and history of long-term succession planning, no date has yet been set to meet such target but progress is monitored periodically. The Committee and the Board of Directors continue to believe in the importance of balancing all eligibility criteria, including appropriate competencies, skills, industry knowledge, financial experience and personal qualities of candidates, as well as the diversity of their background (including gender, ethnicity, age, experience and geographical representation), when considering board candidates and officer appointments. CGI’s success is due in large measure to the Company’s experience and expertise in its vertical markets. The selection criteria for CGI’s Board of Directors and executive officers recognize this important factor and are designed to ensure that the Company, while supporting diversity objectives, continues to have the subject matter experts on the Board of Directors and among its executives who can effectively provide experience, expertise and business and operational insight into each of the Company’s industry vertical markets.

Majority Voting Policy

On April 29, 2014 the Company adopted a Majority Voting Policy for Directors (the “Majority Voting Policy”) to ensure that the Board of Directors of the Company remains composed of directors elected by a majority of the votes cast in favour of their election.

In an uncontested election of directors of the Company, a nominee for election to the Board of Directors must offer to resign by tendering a resignation letter to the Founder and Executive Chairman of the Board following the shareholders meeting at which the election took place if the number of votes that have been withheld from the director is greater than the number of votes cast in favour of the director. The Committee will meet promptly following the receipt of the resignation to consider the director’s offer to resign.

The Committee will recommend to the Board of Directors that the resignation be accepted unless the Committee determines that circumstances exist that justify the Committee’s recommendation that the resignation not be accepted. In making its recommendation the Committee will consider all the factors it considers to be relevant to its recommendation including, without limitation, the needs of the Company, of the Board of Directors and of its standing committees; the Company’s corporate governance practices; the reasons given by shareholders who withheld votes from the director; the director’s qualifications; the director’s contribution to the Board of Directors; and the length of the director’s service.

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Report of the Corporate Governance Committee

The Board of Directors will act on the Committee’s recommendation within 90 days following the shareholders’ meeting at which the director was elected. In deciding whether to accept the recommendation of the Committee, the Board of Directors will consider the factors examined by the Committee and may in addition consider any information it considers in its sole discretion to be relevant to its decision.

Following its decision, the Board of Directors will issue a press release concerning its decision, and giving the reasons for not accepting the resignation if that is the case.

A director who is required to offer a resignation in accordance with the Majority Voting Policy may attend and address the meeting or meetings of the Committee and of the Board of Directors convened to consider the resignation but shall withdraw from the meeting during the deliberations and shall not vote on the matter. A director who fails to offer to resign in accordance with the Majority Voting Policy will not be re-nominated by the Board of Directors for election by the shareholders.

Clawback Policy

On May 2, 2017, the Board of Directors, on the recommendation of the Committee, approved an incentive compensation clawback policy (the “Clawback Policy”) which allows the Board of Directors to require the reimbursement of short-term and long-term incentive compensation received by certain officers and other employees, if such compensation was paid in whole or in part as a result of gross negligence, intentional misconduct, theft, embezzlement, fraud or other serious misconduct, or in the event of a restatement of the Company’s financial statements resulting from material non-compliance with any financial reporting requirements under applicable laws, and in circumstances in which the Board of Directors determines that such individual would not have been entitled to such compensation had a restatement not been required.

The Clawback Policy applies to any officer of the Company and any other individual who may be designated from time to time by the Board of Directors and includes compensation under any short-term or long-term incentive plan, including the Profit Participation Plan, the Share Option Plan, the PSU Plan and any other contingent compensation. Recovery under the Clawback Policy is limited to compensation paid, granted or awarded to, or received or earned by, or vested in favour of any covered leader in the then current fiscal year and the immediately preceding three financial years and may be implemented through various forms, including direct reimbursement, deduction from salary or future payments, grants or awards of incentive compensation, or cancellation or forfeiture of vested or unvested stock options, PSUs or any other incentive awards held by the individual.

Insider Trading and Blackout Policy

CGI’s Board of Directors have adopted an Insider Trading and Blackout Periods Policy which is designed to prevent improper trading in the securities of CGI and the improper communication of material information with respect to CGI that has not been generally disclosed, including compliance with insider trading and tipping rules. Under the policy, those who normally have access to material information that has not been generally disclosed may only trade in CGI securities within the period beginning on the third business day following the release of CGI’s quarterly financial results and fiscal year-end results and ending at the close of business on the fourteenth calendar day preceding the end of the following fiscal quarter. Blackout periods and restrictions on trading in securities for designated members may also be prescribed from time to time as a result of special circumstances relating to the Company or such members. The policy also provides processes for the pre-clearance of trades in CGI securities and for reporting by the reporting insiders of the Company.

Anti-Hedging Restrictions

On December 5, 2017, the Board of Directors adopted anti-hedging restrictions providing that senior executives are restricted on a going forward basis from engaging in short sales, transactions in derivatives with respect to Company securities or any other hedging or equity monetization transaction in which individual risk and exposure in Company securities is changed. These anti-hedging restrictions will be incorporated in the Insider Trading and Blackout Periods Policy.

Mandate, Structure and Composition of the Board of Directors

The Committee and the Board of Directors are of the view that the size and composition of the Board of Directors and its standing committees are well suited to the circumstances of the Company and allow for the efficient functioning of the Board of Directors as an independent decision-making body.

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Report of the Corporate Governance Committee

Board of Directors and Committee Charters

Each standing committee operates according to its charter approved by the Board of Directors which sets out the committee’s duties and responsibilities.

The Board of Directors’ charter and the charter of each of the standing committees require that the charters be reviewed annually. As part of that process each standing committee undertakes a review of its mandate and tables any recommendations for changes with the Committee. The Committee reviews the submissions of the standing committees and also reviews the Board of Directors’ charter. The Committee then makes a recommendation to the Board of Directors based on the conclusion of the review. The Board of Directors takes the Committee’s recommendation into account in making such changes as it determines to be appropriate.

The Board of Directors and standing committee charters are contained in CGI’s Fundamental Texts which are attached as Appendix A to CGI’s Annual Information Form for the fiscal year ended September 30, 2017 (the “Annual Information Form”) which is available on the Canadian Securities Administrators’ website at www.sedar.com and on CGI’s website at www.cgi.com. A copy of the Annual Information Form will be provided to shareholders by CGI upon request. The charters of the Board of Directors and its standing committee are hereby incorporated by reference from the Fundamental Texts as follows:

•	Board of Directors Charter

page 15 of Appendix A to the Annual Information Form

•	Corporate Governance Committee Charter

page 23 of Appendix A to the Annual Information Form

•	Human Resources Committee Charter

page 29 of Appendix A to the Annual Information Form

•	Audit and Risk Management Committee Charter

page 34 of Appendix A to the Annual Information Form

The key responsibilities of each standing committee are summarized in the reports contained in this Management Proxy Circular and each standing committee is composed entirely of independent directors. The following table summarizes the current membership of each of the Company’s standing committees.

Committee	Membership

Audit and Risk Management Committee
Gilles Labbé (Chair) Jean Brassard(a) Richard B. Evans Timothy J. Hearn Michael B. Pedersen(b) Joakim Westh

Corporate Governance Committee
Paule Doré (Chair) Dominic D’Alessandro Heather Munroe-Blum

Human Resources Committee
Alain Bouchard (Chair) Bernard Bourigeaud Dominic D’Alessandro

(a)	Mr. Brassard is not seeking re-election on the Board of Directors and will therefore cease to be a director and a member of the Audit and Risk Management Committee on January 31, 2018.
(b)	Mr. Pedersen was appointed as a member of the Board of Directors and of the Audit and Risk Management Committee on August 1, 2017.

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Report of the Corporate Governance Committee

Role and Responsibilities of the Founder and Executive Chairman of the Board and of the President and Chief Executive Officer

Elected by the shareholders, the Board of Directors has delegated to management the responsibility for day-to-day management of the business of the Company in accordance with the Company’s Operations Management Framework which has been adopted by the Board of Directors. The Operations Management Framework sets out the overall authority of the Company’s management team as well as the level of management approval required for the various types of operations and transactions in the ordinary course of the Company’s business.

The role of Founder and Executive Chairman of the Board allows Mr. Serge Godin to devote his time to the development and implementation of strategic initiatives, including strengthening the Company’s partnerships with existing clients and fostering key relationships that lead to new business, including large outsourcing contracts and strategic acquisitions. The nature of the responsibilities of the Founder and Executive Chairman of the Board are such that he is a senior executive of the Company and is not an independent Chairman of the Board.

All operational and corporate functions, other than the office of the Founder and Executive Chairman of the Board and the corporate secretariat which report to the Founder and Executive Chairman of the Board, report to the President and Chief Executive Officer who reports directly to the Board of Directors. The President and Chief Executive Officer, jointly with the management team, develops the strategies and corporate objectives which are approved by the Board of Directors. Each year, the Human Resources Committee assesses the performance of executive officers in achieving the objectives and makes recommendations to the Board of Directors in relation to the grant and vesting of stock options and PSUs and the payment of bonuses under the Profit Participation Plan to executive officers, including the Named Executive Officers.

Taken together, the Operations Management Framework and the corporate objectives approved by the Board of Directors annually define the scope of management’s authority and responsibilities, including those of the Founder and Executive Chairman of the Board and of the President and Chief Executive Officer, in relation to the Company’s day-to-day operations and the attainment of its objectives. At each regularly scheduled Board meeting the Founder and Executive Chairman of the Board and the President and Chief Executive Officer report on their stewardship of the Company’s operations, and their performance relative to fixed objectives is assessed annually. Ultimately, the Board of Directors reports to the shareholders at the Annual General Meeting of Shareholders.

Role and Responsibilities of the Lead Director and Standing Committee Chairs

Lead Director

Mr. Dominic D’Alessandro, an independent member of the Board of Directors, has served as CGI’s Lead Director since January 28, 2015.

The Charter of the Board of Directors, which is incorporated by reference in this Management Proxy Circular (see the heading Mandate, Structure and Composition of the Board of Directors earlier in this document), requires that the Board of Directors appoint a Lead Director from among the independent directors. The Lead Director is responsible for ensuring that the Board of Directors acts independently of the Company’s management and is alert to its obligations towards shareholders.

In fulfilling his responsibilities, the Lead Director provides input to the Founder and Executive Chairman of the Board in the preparation of the agendas of the meetings of the Board of Directors, sets the agenda for, and chairs the meetings of, the independent directors, and leads the annual self-evaluation process for the Board of Directors and bi-annual directors peer review process.

Together with the Founder and Executive Chairman of the Board, the Lead Director facilitates the effective and transparent interaction of Board members and management. The Lead Director also provides feedback to the Founder and Executive Chairman of the Board and acts as a sounding board with respect to strategies, accountability, relationships and other matters.

Standing Committee Chairs

The role and responsibilities of each of the Chairs of the standing committees of the Board of Directors are set forth in the charter of each committee. The standing committees’ charters are incorporated by reference in this Management Proxy Circular (see the heading Mandate, Structure and Composition of the Board of Directors earlier in this document).

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Report of the Corporate Governance Committee

The Chair of each committee is responsible for leading the committee’s work and, in that capacity, ensuring that the committee’s structure and mandate are appropriate and adequate to support the fulfilment of its responsibilities, that the committee has adequate resources as well as timely and relevant information to support its work, and that the scheduling, organization and procedures of committee meetings provide adequate time for the consideration and discussion of relevant issues. The committee Chair is responsible for ensuring that the effectiveness of the committee is assessed on a regular basis.

The Chair presides the committee’s meetings and works with the Founder and Executive Chairman of the Board, the Corporate Secretary and the Company’s relevant executive officers in setting both the calendar of the committee’s meetings and the agendas for each meeting and has the authority to convene special meetings of the committee. The committee Chair acts as liaison with the Company’s management in relation to the committee’s work program and ensures that the committee reports to the Board of Directors at each subsequent meeting of the Board of Directors in relation to the committee’s deliberations, decisions and recommendations.

Criteria for Tenure on CGI’s Board of Directors

Each year, the Committee reviews all of the Company’s corporate governance practices as part of an exercise that takes place well in advance of the annual preparation and review of the Company’s Management Proxy Circular, so that such practices, including those that govern the conditions for tenure on the Board of Directors, receive careful consideration in advance of the Company’s fiscal year end and the preparation of materials for the Annual General Meeting of Shareholders.

Independence

CGI’s corporate governance practices require that a majority of the members of the Board of Directors be independent. This means that they must be and remain free from any material ties to the Company, its management and its external auditors that could, or could reasonably be perceived to, materially interfere with the directors’ ability to act in the best interests of the Company, and otherwise in keeping with the definitions of independence applicable under the governance regulations, rules and guidelines of the relevant stock exchanges and securities regulators.

The Board of Directors has concluded that the position of Lead Director, which has existed since 1996, ensures that the Board of Directors is able to act independently of management in an effective manner. The Lead Director holds meetings of the outside directors after each regular meeting of the Board of Directors, without management and related directors present.

The Board of Directors has determined that the directors identified as being independent in this Management Proxy Circular do not have interests in or relationships with CGI or with any of CGI’s significant shareholders that could, or could reasonably be perceived to, materially interfere with the directors’ ability to act in the best interests of the Company, and that they are therefore independent under applicable regulations, rules and guidelines.

The independence of the Board of Directors and each standing committee is further enhanced by their ability to engage outside advisors as needed. In addition, individual directors may also retain the services of outside advisors with the authorization of the Chair of the Committee.

Shareholders of CGI, or any other person who has an interest in the Company, who wish to contact CGI’s non-management or independent directors may do so by e-mail sent to the Lead Director at lead_director@cgi.com or by using the contact page for the Lead Director on CGI’s website at www.cgi.com.

Expertise and Financial and Operational Literacy

CGI’s corporate governance practices require that all members of the Board of Directors be both financially and operationally literate. The financial literacy of individual directors need not be as extensive as that of members who sit on the Audit and Risk Management Committee. Having operational literacy means that the director must have substantial experience in the execution of day-to-day business decisions and strategic business objectives acquired as a result of meaningful past experience as a Chief Executive Officer or as a senior executive in another capacity but with a broad responsibility for operations.

The directors’ experience and subject matter expertise are examined by the Committee annually when it reviews and makes recommendations to the Board of Directors in relation to succession planning for the Board of Directors in the context of the Board of Directors and standing committee self-evaluation process (see the heading Participation in the Self-Assessment and Peer Review Process). Expertise in the industry vertical markets in which the Company operates (financial services;

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Report of the Corporate Governance Committee

government; health; communications and utilities; and manufacturing, retail and distribution), operational expertise and literacy, and financial literacy make up the key criteria that are used to select candidates for Board membership, to review and determine the composition of the Board of Directors, and to assess the performance of directors annually as part of the annual Board of Directors and standing committee self-evaluation process. The Board of Directors’ objective in relation to its composition is to ensure that it has expert representation for each of the Company’s targeted vertical markets.

The members of the Board of Directors who serve on the Audit and Risk Management Committee must be operationally literate and be financially literate in accordance with applicable governance standards under applicable securities laws and regulations and in the sense of having the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues such as those which could reasonably be expected to be raised by CGI’s financial statements.

The Committee and the Board of Directors have determined that all members of the Audit and Risk Management Committee are financially literate and that the Chair, Mr. Gilles Labbé, has financial expertise as required by the NYSE corporate governance rules and the rules adopted by the U.S. Securities and Exchange Commission (“SEC”) in accordance with the Sarbanes Oxley Act of 2002. Mr. Labbé is a Fellow of the Institute of Chartered Professional Accountants Canada.

The remaining members of the Audit and Risk Management Committee who are director nominees, Messrs. Richard B. Evans, Timothy J. Hearn, Michael B. Pedersen and Joakim Westh, are financially literate in the sense that they have the knowledge and skills necessary to allow them to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues such as those which could reasonably be expected to be raised by CGI’s financial statements.

Mr. Richard B. Evans acquired his financial literacy while serving as the Chief Executive Officer of Rio Tinto Alcan Inc. (and as President and Chief Executive Officer of Alcan Inc. prior to its acquisition by Rio Tinto plc). In his role as Chief Executive Officer he was responsible for the supervision of the Chief Financial Officer of the company and was ultimately responsible for operations as well as accounting and financial reporting.

Mr. Timothy J. Hearn acquired his financial literacy while serving as Chairman and Chief Executive Officer of Imperial Oil Limited. In his role as Chief Executive Officer he was responsible for the supervision of the Chief Financial Officer of the company and was ultimately responsible for operations as well as accounting and financial reporting.

Mr. Michael B. Pedersen acquired his financial literacy at Barclays plc and CIBC, as well as while serving as Group Head, U.S. Banking of The Toronto-Dominion Bank and as President and Chief Executive Officer of TD Bank US Holding Company, TD Bank, N.A. and TD Bank USA, N.A. In his role as President and Chief Executive Officer he was responsible for leading the bank’s retail and commercial banking operations in the United States.

Mr. Joakim Westh acquired his financial literacy while serving as Senior Vice-President, Head of Group Function Strategy and Operational Excellence of LM Ericsson AB, and, prior to that position, as a Group Vice-President for Assa Abloy AB in the capacity of Chairman of the Board of the company’s German subsidiary. Mr. Westh also serves as Chairman of the audit committees of Saab AB and Swedish Match AB.

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Report of the Corporate Governance Committee

The following table presents a skills matrix for each of the Company’s director nominees.

	Operational Literacy				Financial Literacy			Governance and Human Resources
Director	Executive Leadership	Consulting Services and IT Industry	Geography	Vertical market	Finance	Accounting	Risk
Alain Bouchard	✓		Global	Retail and distribution	✓	✓	✓	✓
Bernard Bourigeaud	✓	✓	Global	Multiple vertical markets	✓	Expert	✓	✓
Dominic D’Alessandro	✓		Global	Financial services	✓	Expert	✓	✓
Paule Doré	✓	✓	Global	Multiple vertical markets	✓	✓	✓	✓
Richard B. Evans	✓		Global	Multiple vertical markets	✓	✓	✓	✓
Julie Godin	✓	✓	Global	Multiple vertical markets	✓	✓	✓	✓
Serge Godin	✓	✓	Global	Multiple vertical markets	✓	✓	✓	✓
Timothy J. Hearn	✓		Global	Manufacturing, retail and distribution	✓	✓	✓	✓
André Imbeau	✓	✓	Global	Multiple vertical markets	✓	✓	✓	✓
Gilles Labbé	✓	✓	Global	Manufacturing and distribution	✓	Expert	✓	✓
Heather Munroe-Blum	✓		Global	Multiple vertical markets	✓	✓	✓	✓
Michael B. Pedersen	✓		Global	Financial services	✓	✓	✓	✓
Michael E. Roach	✓	✓	Global	Multiple vertical markets	✓	✓	✓	✓
George D. Schindler	✓	✓	Global	Multiple vertical markets	✓	✓	✓	✓
Joakim Westh	✓	✓	Global	Multiple vertical markets	✓	✓	✓	✓

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Report of the Corporate Governance Committee

Attendance at Board and Standing Committee Meetings

The Committee monitors director attendance and, in addition to considering attendance in relation to the recommendation for directors to be proposed for election at the Annual General Meeting of Shareholders, the Committee discloses the attendance record for all directors in the Management Proxy Circular. The overall attendance rate for CGI’s Board of Directors for fiscal 2017 was 99% for the Board of Directors, 100% for the Audit and Risk Management Committee, 92% for the Human Resources Committee and 100% for the Corporate Governance Committee. Detailed meeting and attendance information to regular meetings of the Board of Directors and its standing committees is provided in the following table.

Board and Standing Committee Meetings and Attendance

Year ended September 30, 2017

			Committee Meetings Attended
			Audit	6 regular meetings
	Board Meetings Attended		Governance	4 regular meetings
Director	7 regular meetings		Human Resources	4 regular meetings
Alain Bouchard	7 of 7	100%	Human Resources (Chair)	4 of 4	100%
Bernard Bourigeaud	7 of 7	100%	Human Resources	3 of 4	75%
Jean Brassard	7 of 7	100%	Audit	6 of 6	100%
Dominic D’Alessandro	7 of 7	100%	Human Resources	4 of 4	100%
			Governance	4 of 4	100%
Paule Doré	7 of 7	100%	Governance (Chair)	4 of 4	100%
Richard B. Evans	7 of 7	100%	Audit	6 of 6	100%
Julie Godin	6 of 7	85%	N/A		–
Serge Godin (Chair)	7 of 7	100%	N/A		–
Timothy J. Hearn	7 of 7	100%	Audit	6 of 6	100%
André Imbeau	7 of 7	100%	N/A		–
Gilles Labbé	7 of 7	100%	Audit (Chair)	6 of 6	100%
Heather Munroe-Blum	7 of 7	100%	Governance	4 of 4	100%
Michael B. Pedersen(a)	2 of 2	100%	Audit	1 of 1	100%
Michael E. Roach	7 of 7	100%	N/A		–
George D. Schindler	7 of 7	100%	N/A		–
Joakim Westh	7 of 7	100%	Audit	6 of 6	100%

(a)	Mr. Pedersen joined the Board of Directors on August 1, 2017 and attended his first meeting of the Audit and Risk Management Committee following his appointment on September 26, 2017.

Share Ownership Guideline for Directors

The share ownership guideline for directors was amended on January 27, 2016 and CGI’s directors are now required to hold Class A subordinate voting shares or DSUs having a value of $300,000 within five years of their election or appointment to the Board of Directors. All directors currently comply with the ownership guideline or are on target to meet the minimum ownership level by their target date. The share ownership on the part of the Company’s outside directors as at December 11, 2017 and the date on which their holding must meet the minimum level of share ownership are set out in the following table.

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Outside Directors’ Share Ownership(a)
Director	Fiscal Year	Number of Class A subordinate voting shares	Number of DSUs	Total number of Class A subordinate voting shares and DSUs	Total “at risk” value of Class A subordinate voting shares and DSUs(b)	Value of Class A subordinate voting shares or DSUs to be acquired to meet minimum ownership level	Date by which minimum ownership level must be met
Alain Bouchard	2017	17,500	13,508	31,008	$2,111,025		Complies with the ownership guideline
	2016	17,500	10,003	27,503	$1,746,716	N/A
	Change	–	3,505	3,505	$364,309

Bernard Bourigeaud	2017	10,000	13,918	23,918	$1,628,337		Complies with the ownership guideline
	2016	10,000	9,768	19,768	$1,255,466	N/A
	Change	–	4,150	4,150	$372,871

Jean Brassard(c)	2017	524,104	22,157	546,261	$37,189,449		Complies with the ownership guideline
	2016	530,411	18,956	549,367	$34,890,298	N/A
	Change	(6,307)	3,201	(3,106)	$2,299,151

Dominic D’Alessandro	2017	10,000	26,177	36,177	$2,462,930		Complies with the ownership guideline
	2016	10,000	22,367	32,367	$2,055,628	N/A
	Change	–	3,810	3,810	$407,302

Paule Doré	2017	74,274	9,791	84,065	$5,723,145		Complies with the ownership guideline
	2016	74,274	8,190	82,464	$5,237,289	N/A
	Change	–	1,601	1,601	$485,856

Richard B. Evans	2017	10,000	25,821	35,821	$2,438,694		Complies with the ownership guideline
	2016	10,000	21,671	31,671	$2,011,425	N/A
	Change	–	4,150	4,150	$427,269

Timothy J. Hearn	2017	25,000	4,435	29,435	$2,003,935		Complies with the ownership guideline
	2016	20,000	2,835	22,835	$1,450,251	N/A
	Change	5,000	1,600	6,600	$553,684

Gilles Labbé	2017	25,000	22,100	47,100	$3,206,568		Complies with the ownership guideline
	2016	25,000	18,595	43,595	$2,768,718	N/A
	Change	–	3,505	3,505	$437,850

Heather Munroe-Blum	2017	855	3,599	4,454	$303,228		Complies with the ownership guideline
	2016	855	1,998	2,853	$181,194	N/A
	Change	–	1,601	1,601	$122,034

Michael B. Pedersen(d)	2017	–	645	645	$43,912		July 31, 2022
	2016	–	–	–	$–	$ 256,088
	Change	–	645	645	$43,912

Michael E. Roach	2017	1,172,335	1,600	1,173,935	$79,921,495		Complies with the ownership guideline
	2016	1,172,335	–	1,172,335	$74,454,996	N/A
	Change	–	1,600	1,600	$5,466,499

Joakim Westh	2017	4,707	–	4,707	$320,453		Complies with the ownership guideline
	2016	4,707	–	4,707	$298,942	N/A
	Change	–	–	–	$21,511

(a)	2017 information is provided as at December 11, 2017 and 2016 information is provided as at December 12, 2016.
(b)	Based on the closing prices of the Company’s shares on the TSX on December 11, 2017 ($68.08) and December 12, 2016 ($63.51) respectively.
(c)	Mr. Brassard is not seeking re-election on the Board of Directors and will therefore cease to be a director and a member of the Audit and Risk Management Committee on January 31, 2018.
(d)	Mr. Pedersen joined the Board of Directors on August 1, 2017 and attended his first meeting of the Audit and Risk Management Committee following his appointment on September 26, 2017.

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Report of the Corporate Governance Committee

Availability and Workload

The Board of Directors has endorsed the Committee’s recommendation not to adopt formal guidelines on the number of boards or committees on which independent directors may sit on the basis that the contribution of each director to the work of the Board of Directors forms part of the Board of Directors’ self-assessment process and that arbitrary limits might not serve the interests of the Company.

Some director nominees are presently directors of other public companies, as shown in the table below:

Director	Public Company	Committee(s)
Alain Bouchard	Alimentation Couche-Tard Inc. (TSX)	-
Bernard Bourigeaud	Ingenico Group S.A. (Euronext)	-
Dominic D’Alessandro	Suncor Energy Inc. (TSX and NYSE)	Chair of the Governance Committee and member of the Audit committee of Suncor Energy Inc.
Paule Doré	Héroux-Devtek Inc. (TSX)	Chair of the Human Resources and Corporate Governance Committee of Héroux-Devtek Inc.
Richard B. Evans	Constellium N.V. (NYSE)	Chair of the Nominating / Governance Committee of Constellium N.V.
Julie Godin	Canadian National Railway Company (TSX and NYSE)

Member of the Finance Committee, the Corporate Governance and Nominating Committee, the Environment, Safety and Security Committee, the Human Resources and Compensation Committee and the Strategic Planning Committee of Canadian National Railway Company

Timothy J. Hearn	ARC Resources Ltd. (TSX)	Chair of the Human Resources and Compensation Committee and member of the Policy and Board Governance Committee of ARC Resources Ltd.
Gilles Labbé	Héroux-Devtek Inc. (TSX)	-
Heather Munroe-Blum	Royal Bank of Canada (TSX and NYSE)	Chair of the Governance Committee and member of the Risk Committee of Royal Bank of Canada
Michael E. Roach	CAE Inc. (TSX and NYSE)	Member of the Audit Committee of CAE Inc.
Joakim Westh	Absolent Group AB (Nasdaq Stockholm) Saab AB (Nasdaq Stockholm) Swedish Match AB (Nasdaq Stockholm)	Chair of the Audit Committee of Saab AB and Swedish Match AB

The Board of Directors and the Committee have determined that none of the Committee members’ commitments impair their capacity to serve the Company, the Board of Directors or any standing committee effectively.

Conflicts of Interest

A process is in place for directors to annually acknowledge CGI’s Code of Ethics and Business Conduct in the same way as all officers and members do. All directors have also declared their interests in all other companies where they serve as directors or officers. The Board of Directors has endorsed the Committee’s recommendation to maintain the practice of having directors tender their resignation for consideration upon a major change in their principal occupation.

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Participation in the Orientation and Continuing Education Program

Each new director participates in a formal orientation program. The program consists of a detailed presentation of the Company’s current three-year strategic plan, coupled with a series of meetings between the new director and each of the Founder and Executive Chairman of the Board, the Lead Director, the President and Chief Executive Officer, (iv) the Chair of any standing committee to which the director will be assigned and other key senior executives of the Company. Depending on the director’s experience and background and the results of the executive meetings, additional meetings may be scheduled. In addition to the executive briefings, new directors receive CGI’s Director Reference Materials, a comprehensive set of documents containing both public and non-public information concerning the Company, which includes detailed information in relation to the Company; its operations; financial condition; management structure; policies and public disclosure record; the work programs and minutes of past meetings of the Board of Directors and of its standing committees; biographies of CGI’s key senior executives; materials related to the director’s duties and responsibilities, including, a synopsis of the Company’s insurance coverage for directors and officers liability; and the Company’s process for reporting transactions in its securities carried out by its reporting insiders.

In addition to the formal orientation program, the directors participate in a continuing education program which provides “in-depth” information on key issues relating to the Company’s business, including the material risks the Company faces, recent developments in the global information technology market, cybersecurity, data privacy and anti-corruption measures. Detailed presentations are also made to the standing committees on technical subjects such as the application of accounting principles in the preparation of the Company’s financial statements, corporate governance rules and practices, and trends in executive and directors’ compensation.

Directors also receive updates on business and governance initiatives as well as responses to questions raised by the members of the Board of Directors from time to time. Directors who wish to do so may make arrangements with the Corporate Secretary to participate, at CGI’s expense, in board-level industry associations or conferences, to attend continuing education courses that are relevant to their role as a director of the Company or otherwise to pursue activities that contribute in a meaningful way to the value they bring to the Board of Directors.

Members of the Board of Directors are invited to attend CGI’s annual Leadership Conference where the bottom-up strategic planning cycle begins, as well as sessions of the Leadership Institute’s training program for the Company’s managers.

Participation in the Self-Assessment and Peer Review Processes

The Lead Director, in concert with the Committee, coordinates an annual self-assessment of the effectiveness of the Board of Directors as a whole and of its standing committees, as well as, every two years, a peer review of the independent directors. The Committee is also responsible for establishing the competencies, skills and qualities it seeks in new Board members and directors are assessed against the contribution they are expected to make by way of a questionnaire.

Once responses are received, the Lead Director compiles and analyses the results and discusses the self-assessments and peer reviews with each director. Following one-on-one discussions with directors, the Lead Director reviews the overall results of the annual self-assessment process and of the peer review process, with the Founder and Executive Chairman of the Board, and with the Chairs of the standing committees. The Committee then meets to review the results of the annual self-assessment process and of the peer review process, and subsequently presents the final result to the Board of Directors for discussion.

The Board of Directors annually reviews the assessment of its performance and the recommendations provided by the Committee with the objective of increasing the Board’s effectiveness in carrying out its responsibilities. The Board of Directors takes appropriate action based on the results of the review process.

Retirement Age and Director Term Limits

The Board of Directors has endorsed the Committee’s recommendation not to adopt a formal retirement age or term limits for directors.

CGI’s success is due in large measure to the Company’s experience and expertise in its vertical markets. The selection criteria for CGI’s Board of Directors, which are explained earlier in this document under the heading Expertise and Financial and Operational Literacy, recognize this and are designed to ensure that the Company has subject matter experts on the Board of Directors who can effectively provide intelligence, experience, expertise, and business and operational insight into

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Report of the Corporate Governance Committee

each of the Company’s industry vertical markets. Imposing a term limit or an arbitrary retirement age would unnecessarily expose the Company to losing valuable resources that could not be easily replaced. The Committee and the Board of Directors are therefore of the view that a mandatory retirement age or term limits might arbitrarily and needlessly deprive the Board of Directors of valuable talent.

As with the other aspects of CGI’s corporate governance practices, director term limits and the Board of Directors retirement policy are reviewed annually. When the time comes to discuss term limits or a retirement age, the directors who would be affected in the event that such limits were adopted withdraw from the meeting and abstain from voting on the matter.

Nomination Process for the Board of Directors and Executive Officers

Board of Directors

The shareholders are responsible for electing CGI’s directors. The responsibility for proposing candidates for election by the shareholders lies with the Board of Directors, which relies on the recommendations of the Committee.

Based on the results of the Board of Directors self-evaluation and peer review process (see the heading Participation in the Self-Assessment and Peer Review Processes) and, from time to time, on its own assessment of the needs of the Company, the Committee may recommend that the composition of the Board of Directors or its standing committees be varied in order to continue to serve the best interests of the Company and to ensure an appropriate succession of directors. By way of example, when it is appropriate to do so, additional directors may be appointed to committees so that knowledge is transmitted to new members to facilitate a smooth transition as standing committee composition evolves.

When changes to the composition of the Board of Directors are required, potential candidates are identified either through referrals from directors or senior management, or with the assistance of third parties. The selection of nominees from among the potential candidates is based on the candidate’s expertise and knowledge in the industry vertical markets in which the Company operates and their operational and financial literacy based on the Board of Directors’ skills matrix (see the heading Expertise and Financial and Operational Literacy earlier in this document), taking into account criteria that promote diversity, including gender (with the aspiration of having a Board of Directors composed of at least 30% of women), ethnicity, age, experience and geographical representation. The Committee, the Founder and Executive Chairman of the Board, and the Lead Director consult with each other with respect to the actions to be taken and the necessary steps are then taken to interview the candidates and confirm their willingness to serve on the Board of Directors.

Once the selection of candidates is completed, the Committee recommends to the Board of Directors that the candidate or candidates be either appointed by the Board of Directors if there is a vacancy to be filled or if there is a need to increase the size of the Board of Directors, or be nominated for election at the next Annual Meeting of Shareholders.

As at the date of this Management Proxy Circular, three out of sixteen (or 18.75%) of CGI’s director nominees were women. If all director nominees named in this Management Proxy Circular are elected at the Meeting, the representation of women on the Board of Directors will increase with three women out of fifteen (or 20%). As mentioned earlier in this document, the Board of Directors has amended the Company’s Fundamental Texts to confirm the Company’s aspiration of having a Board of Directors of which 30% would be women. Given our Board of Directors’ current composition and history of long-term succession planning, no date has yet been set to meet such target but progress is monitored periodically.

Executive Officers

CGI’s Fundamental Texts provide that in identifying potential candidates for appointment as officers, the Committee will consider the diversity of the executive team’s background, including in terms of gender, ethnicity, age and experience.

As at the date of this Management Proxy Circular, one out of fifteen (or approximately 7%) of the Company’s current executive officers, were women. A total of fifteen women occupy senior management positions, which represents approximately 14% of the Company’s total number of senior management.

Board of Directors Participation in Strategic Planning

The Board of Directors is directly and closely involved in the preparation and approval of CGI’s rolling three-year strategic plan which is reviewed and assessed annually by the Board of Directors.

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Report of the Corporate Governance Committee

CGI has adopted a bottom-up process for budgeting and strategic planning in order to ensure that the resulting business plan is as closely attuned as possible to maximizing the Company’s business opportunities and mitigating operational and other risks. The Board of Directors receives a detailed briefing early in the planning process covering all aspects of CGI’s strategic planning so that the directors are in a position to contribute to the process in a meaningful way before the final business plan has taken shape.

In keeping with CGI’s three-year rolling strategic planning process, the strategic plan begins with the initiatives, directions and priorities identified at the business unit level by the Company’s management team that are shared at the Company’s annual Leadership Conference. The plan is then presented to the directors in July for review and discussion, refined by management and subsequently presented to the Board of Directors for approval in September. The rolling three-year planning process provides a meaningful opportunity for the directors to contribute to the strategic planning process. In addition to the formal planning process, every Board meeting agenda features a standing item entitled “Directors’ Round Table” that serves as a forum for continuing free-ranging discussion between the Board and management in relation to the Company’s strategic direction.

Guidelines on Disclosure of Information

CGI’s Guidelines on Timely Disclosure of Material Information and Transactions in Securities of CGI by Insiders adopted by the Board of Directors (the “Disclosure Guidelines”) set out the essential principles underlying the Company’s disclosure practices in keeping with the rules of regulatory authorities and appropriate disclosure practices.

Under the Disclosure Guidelines, the Board of Directors has the responsibility to oversee the content of the Company’s material communications to its shareholders and the investing public. The Board of Directors believes that it is management’s role to communicate on behalf of the Company with its shareholders and the investment community. The Company maintains an effective investor relations process to respond to shareholder questions and concerns. In 2004, the Company adopted a Shareholder Partnership Management Framework (“SPMF”) which structures the processes and how information flows between CGI and its shareholders as well as with the investment community, including both buy-side (institutional investors) and sell-side (investment dealers) research analysts. CGI obtained an ISO 9001 certification for the application of the SPMF in the Company’s operations.

As part of the SPMF process, CGI conducts a survey of sell-side analysts and institutional shareholders every year as a means of measuring shareholder satisfaction. The survey is designed to provide insights into investor sentiment and to improve the investor relations program. During fiscal 2017, the Company held 236 meetings with investors worldwide. The SPMF annual assessment conducted during fiscal 2017 returned an overall score for CGI of 8.6 out of 10, which compares favourably to the average score for other public companies of 8.1 out of 10.

Following the assessment, suggestions for improvement received in the course of the survey are acted upon as a means of assuring continuous improvement.

The Board of Directors reviews and, where required, approves statutory disclosure documents prior to their dissemination to the market and to the Company’s shareholders.

Codes of Ethics

CGI’s Codes of Ethics are contained in CGI’s Fundamental Texts which are attached as Appendix A to CGI’s 2017 Annual Information Form which is available on the Canadian Securities Administrators’ website at www.sedar.com and on CGI’s website at www.cgi.com. A copy of the 2017 Annual Information Form will be provided to shareholders by CGI upon request.

The Codes of Ethics are comprised of CGI’s Code of Ethics and Business Conduct that applies to all members, officers and directors of CGI (and which incorporates by reference CGI’s Anti-Corruption Policy) and CGI’s Executive Code of Conduct which supplements the Code of Ethics and Business Conduct for certain officers.

The Board of Directors monitors compliance with the Codes of Ethics and is, under its charter, responsible for any waivers of their provisions granted to directors or officers. No such waivers have been granted to date.

The Committee is principally responsible for the annual review of the Codes of Ethics, overseeing compliance therewith, reviewing any request to waive or exempt from their application, and making recommendations on these matters to the Board of Directors.

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Report of the Corporate Governance Committee

Under the terms of the Code of Ethics and Business Conduct, all of CGI’s members are required to comply with its content and to assist with its application. In particular, the Code of Ethics and Business Conduct requires that infractions be reported to management or alternatively to the Corporate Secretary or, if a senior executive officer is identified in an ethics alert, to an external legal counsel.

The Board of Directors has established procedures approved by the Audit and Risk Management Committee for the receipt, retention, and treatment of complaints regarding accounting, internal accounting control or auditing matters, and corruption, as well as other potential breaches of the Code of Ethics and Business Conduct (which incorporates by reference CGI’s Anti-Corruption Policy) or of the Executive Code of Conduct. In that regard, the Company adopted a Serious Ethical Incidents Reporting Policy which allows members who wish to submit a complaint to do so via a third party ethics reporting hotline and secure website which assures that members who wish to preserve their anonymity are able to do so with confidence. The Audit and Risk Management Committee is primarily responsible for the receipt and processing of these incident reports. A report on the process and on incident reports received is provided to the Audit and Risk Management Committee on a quarterly basis by the Corporate Secretary.

An integration program has been designed for new members to become familiar with CGI’s policies, their responsibilities as members and the benefits to which they are entitled. In order to ensure that all CGI members are aware of the importance that the Company attaches to compliance with the Code of Ethics and Business Conduct, each new member is informed of its content and the process for reporting ethics breaches, and is required to undertake in writing to comply with its provisions. In countries where local law is an impediment to a formal undertaking, members are asked to acknowledge the Code of Ethics and Business Conduct. This written undertaking or acknowledgement, as the case may be, is renewed annually at the same time as the member’s evaluation.

CGI’s Leadership Institute provides new managers with an intensive curriculum of courses designed to allow them to become familiar with CGI’s methods of operation and its policies, including the Code of Ethics and Business Conduct and the process for reporting breaches.

In addition, the Company provides an internet portal for all members to access the Company’s policies, including the Codes of Ethics and the process for reporting breaches.

These measures are in addition to quarterly reports prepared for the Audit and Risk Management Committee by the internal audit department, the internal controls review function, and the legal department. These reports may include reports of breaches of the Codes of Ethics when such breaches are raised in internal audit mandates or in claims made against the Company.

In addition to CGI’s Code of Ethics and Business Conduct, CGI’s principal executive and financial officers, including the Founder and Executive Chairman of the Board, the President and Chief Executive Officer, and the Executive Vice-President and Chief Financial Officer, the principal accounting officer or controller, and other persons performing similar functions, are subject to CGI’s Executive Code of Conduct which they are required to review and acknowledge on an annual basis.

CGI Federal Inc., the Company’s operating subsidiary that provides services to the U.S. Federal government, has adopted additional policies and procedures to comply with specific requirements under U.S. Federal government procurement laws and regulations.

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Report of the Audit and Risk Management Committee

The Audit and Risk Management Committee of the Board of Directors is composed entirely of independent directors who meet the independence and experience requirements of National Instrument 52-110 adopted by the Canadian securities regulators as well as those of the NYSE and of the SEC.

The Committee is composed of Mr. Gilles Labbé, Chair of the Committee, and Messrs. Jean Brassard, Richard B. Evans, Timothy J. Hearn, Michael B. Pedersen and Joakim Westh. The Committee met six times during fiscal 2017. Mr. Labbé’s role and responsibilities as Chair of the Committee are described earlier in this document in the report of the Corporate Governance Committee under the heading Role and Responsibilities of the Lead Director and Standing Committee Chairs.

The role and responsibilities of the Committee are contained in the Committee’s charter which forms part of CGI’s Fundamental Texts and is incorporated by reference in this Management Proxy Circular (see the heading Mandate, Structure and Composition of the Board of Directors) and is available on the Canadian Securities Administrators’ website at www.sedar.com and on CGI’s website at www.cgi.com. The role and responsibilities of the Committee include:

•	reviewing all public disclosure documents containing audited or unaudited financial information concerning CGI;

•

identifying and examining the financial and operating risks to which the Company is exposed, reviewing the various policies and practices of the Company that are intended to manage those risks, and reporting on a regular basis to the Board of Directors concerning risk management;

•	reviewing and assessing the effectiveness of CGI’s accounting policies and practices concerning financial reporting;

•	reviewing and monitoring CGI’s internal control procedures, programs and policies and assessing their adequacy and effectiveness;

•	reviewing the adequacy of CGI’s internal audit resources including the mandate and objectives of the internal auditors;

•

recommending to the Board of Directors the appointment of the external auditors, asserting the external auditors’ independence, reviewing the terms of their engagement, conducting an annual auditors’ performance assessment, and pursuing ongoing discussions with them;

•	reviewing all related party transactions in accordance with the rules of the NYSE and applicable laws and regulations;

•	reviewing the audit procedures including the proposed scope of the external auditors’ examinations; and

•	performing such other functions as are usually attributed to audit committees or as directed by the Board of Directors.

External Auditors

The Committee is required to assert the independence of CGI’s external auditors and, to this end, entertains discussions with the external auditors on applicable criteria and obtains yearly confirmations from them as to their independence.

Auditor Independence Policy

In order to satisfy itself as to the independence of the external auditors, the Committee has adopted an auditor independence policy which covers (a) the services that may and may not be performed by the external auditors, (b) the governance procedures to be followed prior to retaining services from the external auditors, and (c) the responsibilities of Management and the Committee. The following is a summary of the material provisions of the policy.

Performance of Services

Services are either acceptable services or prohibited services.

The acceptable services are audit and review of financial statements, prospectus work, the audit of pension plans, special audits on control procedures, tax planning services on mergers and acquisitions activities, due diligence relating to mergers and acquisitions, tax services related to transfer pricing, sales tax planning and returns, research and interpretation related to taxation, research relating to accounting issues, tax planning services, preparation of tax returns, and all other services that are not prohibited services.

The prohibited services are: bookkeeping services, the design and implementation of financial information systems, appraisal or valuation services or fairness opinions, actuarial services, internal audit services, management functions, human resources functions, broker-dealer services, legal services, services based on contingency fees, and expert services.

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Report of the Audit and Risk Management Committee

Governance Procedures

The following control procedures are applicable when considering whether to retain the external auditors’ services:

For all services falling within the permitted services category, whether they are audit or non-audit services, a request for approval must be submitted to the Committee through the Executive Vice-President and Chief Financial Officer prior to engaging the auditors to perform the services.

In the interests of efficiency, certain permitted services are pre-approved quarterly by the Committee and thereafter only require approval by the Executive Vice-President and Chief Financial Officer as follows:

•	The Committee can pre-approve envelopes for certain services to pre-determined dollar limits on a quarterly basis;

•	Once pre-approved by the Committee, the Executive Vice-President and Chief Financial Officer may approve the services prior to the engagement;

•	For services not captured within the pre-approved envelopes and for costs in excess of the pre-approved amounts, separate requests for approval must be submitted to the Committee; and

•	At each meeting of the Committee, a consolidated summary of all fees by service type is presented including a breakdown of fees incurred within each of the pre-approved envelopes.

Management and Committee Responsibilities

Management and the Committee are the Company’s two key participants for the purposes of the Company’s Auditor Independence Policy.

The primary responsibilities of management are creating and maintaining a policy that follows applicable auditors independence standards, managing compliance with the policy, reporting to the Committee all mandates to be granted to the external auditors, and monitoring and approving services to be performed within the pre-approved envelopes.

The primary responsibilities of the Committee are nominating the external auditors for appointment by the Company’s shareholders, approving fees for audit services, approving the Auditor Independence Policy and amendments thereto, monitoring management’s compliance with the policy, obtaining yearly confirmations of independence from the external auditors, monitoring audit partner rotation requirements, monitoring the twelve month “cooling off” period when hiring members of the audit engagement team in a financial reporting oversight role, reviewing the appropriateness of required audit fee disclosure, interpreting the Auditor Independence Policy, and approving all auditors mandates or pre-approving envelopes for specific services.

Under the Auditor Independence Policy, the Committee has the ultimate responsibility to assert the independence of CGI’s external auditors.

Annual External Auditors Assessment

The Committee performs an annual assessment process to assist the Committee in making its recommendation to the Board of Directors in relation to the appointment of the Company’s external auditors. In fiscal 2017, the process was initiated in November of 2017 and was completed prior to the Committee’s recommendation that was made on December 5, 2017.

The annual external auditors’ assessment is based on the recommendations of Chartered Professional Accountants Canada in collaboration with the Canadian Public Accountability Board. The process is expected to provide an additional element of structure for the Committee in making its recommendation and to help in identifying areas for improvement for the external audit firm and the Company’s audit processes.

Following the completion of the annual assessment, the Committee recommended to the Board of Directors that Ernst & Young LLP be proposed for re-appointment by the Company’s shareholders at the Meeting.

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Report of the Audit and Risk Management Committee

Fees Billed by the External Auditors

During the years ended September 30, 2017 and 2016, CGI’s external auditors invoiced the following fees for their services:

	Fees billed
Service retained	2017	2016
Audit fees	$7,434,888	$7,454,707
Audit related fees(a)	$1,508,489	$1,494,486
Tax fees(b)	$399,755	$538,641
All other fees(c)	$42,175	$14,900
Total fees billed	$9,385,307	$9,502,734
(a)

The audit related fees billed by the external auditors for the fiscal years ended September 30, 2017 and 2016 were primarily in relation to service organization control procedures audits and assistance.

(b)	The tax fees billed by the external auditors for the fiscal years ended September 30, 2017 and 2016 were in relation to tax compliance and advisory services.
(c)

The other fees billed by the external auditors for the fiscal years ended September 30, 2017 and 2016 were primarily in relation to services in connection with CGI’s corporate social responsibility program.

Related Party Transactions

The Committee is responsible under its charter for reviewing and making recommendations to the Board of Directors in relation to any transaction in which a director or a member of senior management has an interest. To the extent that it is necessary to do so, the Committee may retain outside advisors to assist it in reviewing related party transactions.

For more important transactions, the Board of Directors generally establishes an ad hoc committee made up entirely of independent directors that is mandated to review the transaction and to make a recommendation to the Board of Directors. Such committee may retain independent legal and accounting advisors to assist in reviewing the transaction.

Whether it is the Committee or an ad hoc committee, the committee mandated with reviewing the transaction tables its report with the Board of Directors and it is the Board of Directors that has the responsibility of approving the transaction if it determines that it is appropriate to do so.

No such ad hoc committee was established or required to be established in fiscal 2017.

Other Business to be Transacted at the Annual General Meeting of Shareholders

Management of the Company is not aware of any matter to be submitted at the Meeting other than the matters set forth in the Notice of Meeting. Every proxy given to any person in the form of proxy that accompanied the Notice of Meeting will confer discretionary authority with respect to amendments or variations to the items of business identified in the Notice of Meeting and with respect to any other matters that may properly come before the Meeting.

2017 MANAGEMENT PROXY CIRCULAR	55

Additional Information

The Company will provide to any person, upon request to the Corporate Secretary, a copy of this Management Proxy Circular, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in this Management Proxy Circular.

Additional financial and other information relating to the Company is included in its 2017 annual audited and quarterly unaudited financial statements, annual and quarterly Management’s Discussion and Analysis of Financial Position and Results of Operations and other continuous disclosure documents which are available on the Canadian Securities Administrators’ website at www.sedar.com and on EDGAR at www.sec.gov. For additional copies of this Management Proxy Circular, for a copy of the Company’s Notice of Intention in relation to its NCIB, or other financial information, please contact Investor Relations by sending an e-mail to ir@cgi.com, by visiting the Investors section on the Company’s website at www.cgi.com/investor or by contacting us by mail or phone:

Investor Relations

CGI Group Inc.

1350 René-Lévesque Blvd. West

15th Floor

Montreal, Quebec, Canada

H3G 1T4

Tel.: +1-514-841-3200

Shareholder Proposals

The Company received two proposals for inclusion in this Management Proxy Circular for which the texts are reproduced in Appendix C hereto. The texts of such proposals have not been modified from their original French version except that they have been translated. Although the Company agreed with MÉDAC that only one of those proposals would be presented at the Meeting for a vote, the Company addresses its views to each such proposal in Appendix C hereto.

To propose any matter for a vote by the shareholders at an annual meeting of CGI, a shareholder must send a proposal to the Corporate Secretary at CGI’s office at 1350 René-Lévesque Boulevard West, 25th Floor, Montreal, Quebec, Canada, H3G 1T4 at least 90 days before the anniversary date of the notice for the previous year’s annual meeting. Proposals for CGI’s 2019 annual meeting must be received no later than September 12, 2018. CGI may omit any proposal from its Management Proxy Circular and annual meeting for a number of reasons under applicable Canadian corporate law, including receipt of the proposal by CGI subsequent to the deadline noted above.

Approval by the Directors

The Board of Directors has approved the content and the delivery of this Management Proxy Circular.

Serge Godin

Founder and Executive

Chairman of the Board

56	2017 MANAGEMENT PROXY CIRCULAR

Appendix A

Stock Options and Share-Based Awards held by Named Executive Officers

The following tables show all outstanding stock options and PSUs held by the Named Executive Officers as at September 30, 2017.

	Option-based Awards				Share-based Awards
Name and title	Number of securities underlying unexercised options(a) (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(b) ($)	Number of shares or units of shares that have not vested(c) (#)	Market or payout value of share-based awards that have not vested(b)(d) ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Serge Godin Founder and Executive Chairman of the Board	10,000	15.49	September 30, 2020	492,100
					468,667	30,322,755
Total:				492,100	468,667	30,322,755

	Option-based Awards				Share-based Awards
Name and title	Number of securities underlying unexercised options(a) (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(b) ($)	Number of shares or units of shares that have not vested(c) (#)	Market or payout value of share-based awards that have not vested(b)(d) ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
George D. Schindler President and Chief Operating Officer	93,125	15.49	September 30, 2020	4,582,681
	84,400	19.71	September 30, 2021	3,797,156
	182,577	23.65	November 26, 2022	7,494,786
	53,226	36.15	September 30, 2023	1,519,602
	113,695	37.82	September 22, 2024	3,056,122
	117,000	48.16	September 22, 2025	1,935,180
	349,000	63.23	September 26, 2026	513,030
	192,734	63.23	September 24, 2027	—
Total:				22,898,557

	Option-based Awards				Share-based Awards
Name and title	Number of securities underlying unexercised exercise options(a) (#)	Option price ($)	Option expiration date	Value of unexercised in-the-money options(b) ($)	Number of shares or units of shares that have not vested(c) (#)	Market or payout value of share-based awards that have not vested(b)(d) ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
François Boulanger	9,463	37.11	November 12, 2023	261,084
Executive Vice- President and	113,695	37.82	September 22, 2024	3,056,122
Chief Financial Officer	70,000	48.16	September 22, 2025	1,157,800
	117,000	63.23	September 26, 2026	171,990
	61,312	63.23	September 24, 2027	—
Total:				4,646,996

2017 MANAGEMENT PROXY CIRCULAR	57

Appendix A

	Option-based Awards				Share-based Awards
Name and title	Number of securities underlying unexercised options(a) (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(b) ($)	Number of shares or units of shares that have not vested(c) (#)	Market or payout value of share-based awards that have not vested(b)(d) ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Jean-Michel Baticle President, France, Luxembourg and Morocco Operations	7,610	24.29	January 29, 2023	307,520
	27,153	36.15	September 30, 2023	775,218
	64,071	37.82	September 22, 2024	1,722,228
	58,500	48.16	September 22, 2025	967,590
	71,000	63.23	September 26, 2026	104,370
	36,297	63.23	September 24, 2027	—
Total:				3,876,926

	Option-based Awards				Share-based Awards
Name and title	Number of securities underlying unexercised options(a) (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(b) ($)	Number of shares or units of shares that have not vested(c) (#)	Market or payout value of share-based awards that have not vested(b)(d) ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
David L. Henderson President, United States Operations	18,072	23.65	November 26, 2019	741,856
	16,105	37.11	November 12, 2023	444,337
	13,196	39.47	November 11, 2024	332,935
	19,500	48.16	September 22, 2025	322,530
	66,000	63.23	September 26, 2026	97,020
	38,202	63.23	September 24, 2027	—
Total:				1,938,678

(a)

Shows stock options held as at September 30, 2017 and includes options that had been granted on September 26, 2016 as part of the Named Executive Officers’ target compensation for fiscal 2017 and for which performance vesting was only determined after September 30, 2017. Please refer to the headings Stock Options Granted as part of Fiscal 2017 Compensation and Performance Factors and Vesting Conditions earlier in this document for an explanation of stock options granted in fiscal 2017 and performance factors.

(b)	Based on $64.70, the closing price of the Company’s Class A subordinate voting shares on the TSX on September 29, 2017, the last trading day in fiscal 2017.
(c)

Shows PSUs held as at September 30, 2017 and which have not vested. As at September 30, 2017, Mr. Godin held 247,667 PSUs that had not time vested and 221,000 PSUs that had been awarded as part of his target compensation at the beginning of fiscal 2017 and for which performance vesting was only determined after September 30, 2017. Please refer to the headings Performance Share Units Awarded in Fiscal 2017 and Performance Factors and Vesting Conditions earlier in this document for an explanation of PSUs awards in fiscal 2017 and performance factors.

(d)	Shows the market value for the aggregate number of PSUs held as at September 30, 2017 and which has not vested, as indicated in footnote (c) above.

58	2017 MANAGEMENT PROXY CIRCULAR

Appendix B

Stock Options and Share-Based Awards held by Directors

The following tables show all outstanding stock options held by the members of the Board of Directors who are not Named Executive Officers as at September 30, 2017 as well as the in-the-money-value of such stock options. For outside members of the Board of Directors, the following tables also show the market value of outstanding and vested DSUs granted in respect of fiscal 2017 and previous fiscal years. See the headings Stock Options Held by Directors and Deferred Stock Units and Deferred Stock Units Granted to Directors in the Management Proxy Circular earlier in this document. All DSUs are fully vested at the time of issuance.

The corresponding information for directors who are also Named Executive Officers may be found in Appendix A.

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options(a) (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(b) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed(b)(c) ($)
Alain Bouchard	3,813	27.28	April 28, 2023	142,682
	650	30.79	July 10, 2023	22,042
	2,442	36.15	September 30, 2023	69,719
	1,198	38.41	October 16, 2023	31,495
	1,471	34.68	January 22, 2024	44,159
	1,410	36.17	April 16, 2024	40,227
	1,360	37.50	July 23, 2024	36,992
	2,500	37.82	September 22, 2024	67,200
	1,340	38.07	October 29, 2024	35,684
	1,077	47.36	January 21, 2025	18,675
	1,067	56.69	April 15, 2025	8,547
	1,286	50.94	July 22, 2025	17,695
	1,537	47.81	October 14, 2025	25,960
							873,967
Total:				561,077			873,967
	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options(a) (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(b) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed(b)(c) ($)
Bernard Bourigeaud	834	9.31	October 1, 2018	46,195
	834	9.31	October 1, 2018	46,195
	1,666	12.54	September 30, 2019	86,899
	2,500	15.49	September 30, 2020	123,025
	1,688	19.71	September 30, 2021	75,943
	3,813	23.65	November 26, 2022	156,524
	2,442	36.15	September 30, 2023	69,719
	1,537	36.17	April 16, 2024	43,851
	1,458	37.50	July 23, 2024	39,658
	2,500	37.82	September 22, 2024	67,200
	1,505	38.07	October 29, 2024	40,078
	1,301	47.36	January 21, 2025	22,559
	1,191	56.69	April 15, 2025	9,540
	1,477	50.94	July 22, 2025	20,324
	1,852	47.81	October 14, 2025	31,280
							900,495
Total:				878,990			900,495

2017 MANAGEMENT PROXY CIRCULAR	59

Appendix B

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options(a) (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(b) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed(b)(c) ($)
Jean Brassard(d)	1,472	26.16	October 18, 2022	56,731
	3,813	23.65	November 26, 2022	156,524
	1,577	24.41	January 23, 2023	63,537
	277	27.12	February 13, 2023	10,410
	1,690	26.62	April 17, 2023	64,355
	1,462	30.79	July 10, 2023	49,576
	2,442	36.15	September 30, 2023	69,719
	1,172	38.41	October 16, 2023	30,812
	1,471	34.68	January 22, 2024	44,159
	1,410	36.17	April 16, 2024	40,227
	1,360	37.50	July 23, 2024	36,992
	2,500	37.82	September 22, 2024	67,200
	1,340	38.07	October 29, 2024	35,684
	1,077	47.36	January 21, 2025	18,675
	1,041	56.69	April 15, 2025	8,338
	1,158	50.94	July 22, 2025	15,934
	1,297	47.81	October 14, 2025	21,906
							1,433,558
Total:				790,779			1,433,558

60	2017 MANAGEMENT PROXY CIRCULAR

Appendix B

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options(a) (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(b) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed(b)(c) ($)
Dominic D’Alessandro	2,500	14.69	January 26, 2020	125,025
	1,192	15.51	April 22, 2020	58,634
	1,762	14.76	July 29, 2020	87,994
	2,500	15.49	September 30, 2020	123,025
	1,629	15.96	October 21, 2020	79,397
	1,997	19.28	January 27, 2021	90,704
	1,897	20.30	April 24, 2021	84,227
	1,877	20.51	July 28, 2021	82,945
	1,688	19.71	September 30, 2021	75,943
	1,995	19.30	October 20, 2021	90,573
	1,986	19.39	January 26, 2022	89,986
	1,807	21.31	April 19, 2022	78,406
	1,605	23.99	July 26, 2022	65,340
	1,471	26.16	October 18, 2022	56,692
	3,813	23.65	November 26, 2022	156,524
	1,577	24.41	January 23, 2023	63,537
	277	27.12	February 13, 2023	10,410
	1,728	26.62	April 17, 2023	65,802
	1,494	30.79	July 10, 2023	50,662
	2,442	36.15	September 30, 2023	69,719
	1,198	38.41	October 16, 2023	31,495
	1,471	34.68	January 22, 2024	44,159
	1,410	36.17	April 16, 2024	40,227
	1,360	37.50	July 23, 2024	36,992
	2,500	37.82	September 22, 2024	67,200
	1,340	38.07	October 29, 2024	35,684
	1,077	47.36	January 21, 2025	18,675
	1,102	56.69	April 15, 2025	8,827
	1,423	50.94	July 22, 2025	19,580
	1,788	47.81	October 14, 2025	30,199
							1,693,652
Total:				1,938,583			1,693,652
	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options(a) (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(b) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed(b)(c) ($)
Paule Doré	422	19.71	September 30, 2021	18,986
	1,906	23.65	November 26, 2022	78,241
	1,831	36.15	September 30, 2023	52,275
	2,500	37.82	September 22, 2024	67,200
	528	47.36	January 21, 2025	9,156
	661	56.69	April 15, 2025	5,295
	736	50.94	July 22, 2025	10,127
	784	47.81	October 14, 2025	13,242
							633,478
Total:				254,522			633,478

2017 MANAGEMENT PROXY CIRCULAR	61

Appendix B

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options(a) (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(b) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed(b)(c) ($)
Richard B. Evans	2,500	12.54	September 30, 2019	130,400
	2,500	12.54	September 30, 2019	130,400
	44	13.26	October 22, 2019	2,263
	1,796	14.48	January 28, 2020	90,195
	1,676	15.51	April 22, 2020	82,442
	1,762	14.76	July 29, 2020	87,994
	2,500	15.49	September 30, 2020	123,025
	1,629	15.96	October 21, 2020	79,397
	1,997	19.28	January 27, 2021	90,704
	1,825	20.30	April 24, 2021	81,030
	1,779	20.51	July 28, 2021	78,614
	1,688	19.71	September 30, 2021	75,943
	2,024	19.30	October 20, 2021	91,890
	2,034	19.39	January 26, 2022	92,161
	1,798	21.31	April 19, 2022	78,015
	1,629	23.99	July 26, 2022	66,317
	1,441	26.16	October 18, 2022	55,536
	3,813	23.65	November 26, 2022	156,524
	1,554	24.41	January 23, 2023	62,611
	277	27.12	February 13, 2023	10,410
	1,724	26.62	April 17, 2023	65,650
	1,539	30.79	July 10, 2023	52,187
	2,442	36.15	September 30, 2023	69,719
	1,207	38.41	October 16, 2023	31,732
	1,576	34.68	January 22, 2024	47,312
	1,507	36.17	April 16, 2024	42,995
	1,430	37.50	July 23, 2024	38,896
	2,500	37.82	September 22, 2024	67,200
	1,476	38.07	October 29, 2024	39,306
	1,276	47.36	January 21, 2025	22,126
	1,103	56.69	April 15, 2025	8,835
	1,251	50.94	July 22, 2025	17,214
	1,382	47.81	October 14, 2025	23,342
							1,670,619
Total:				2,192,385			1,670,619

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options(a) (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(b) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed(b)(c) ($)
Julie Godin(e)	9,375	12.54	September 30, 2019	489,000
	9,375	15.49	September 30, 2020	461,344
	6,330	19.71	September 30, 2021	284,787
	33,363	23.65	November 26, 2022	1,369,551
	25,000	23.65	November 26, 2022	1,026,250
	21,367	37.11	November 12, 2023	589,516
	37,898	37.82	September 22, 2024	1,018,698
	26,000	48.16	September 22, 2025	430,040
	61,000	63.23	September 26, 2026	89,670
	32,289	63.23	September 26, 2027	—
Total:				5,758,856

62	2017 MANAGEMENT PROXY CIRCULAR

Appendix B

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options(a) (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(b) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed(b)(c) ($)
Timothy J. Hearn	2,500	46.92	January 27, 2025	44,450
	462	56.69	April 15, 2025	3,701
	825	50.94	July 22, 2025	11,352
	910	47.81	October 14, 2025	15,370
							286,945
Total:				74,873			286,945

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options(a) (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(b) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed(b)(c) ($)
André Imbeau(e)	3,813	23.65	November 26, 2022	156,524
	2,442	36.15	September 30, 2023	69,719
	2,500	39.47	November 11, 2024	63,075
	2,000	48.16	September 22, 2025	33,080
	9,250	52.63	November 9, 2025	111,648
	20,000	63.23	September 26, 2026	29,400
	20,000	63.23	September 24, 2027	—
Total:				463,446

2017 MANAGEMENT PROXY CIRCULAR	63

Appendix B

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options(a) (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(b) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed(b)(c) ($)
Gilles Labbé	2,500	14.69	January 26, 2020	125,025
	596	15.51	April 22, 2020	29,317
	881	14.76	July 29, 2020	43,997
	2,500	15.49	September 30, 2020	123,025
	815	15.96	October 21, 2020	39,723
	1,349	19.28	January 27, 2021	61,272
	1,281	20.30	April 24, 2021	56,876
	1,268	20.51	July 28, 2021	56,033
	1,688	19.71	September 30, 2021	75,943
	1,347	19.30	October 20, 2021	61,154
	1,315	19.39	January 26, 2022	59,583
	1,278	21.31	April 19, 2022	55,452
	1,172	23.99	July 26, 2022	47,712
	1,075	26.16	October 18, 2022	41,431
	3,813	23.65	November 26, 2022	156,524
	1,152	24.41	January 23, 2023	46,414
	277	27.12	February 13, 2023	10,410
	1,925	26.62	April 17, 2023	73,304
	1,665	30.79	July 10, 2023	56,460
	2,442	36.15	September 30, 2023	69,719
	1,334	38.41	October 16, 2023	35,071
	1,658	34.68	January 22, 2024	49,773
	1,590	36.17	April 16, 2024	45,363
	1,533	37.50	July 23, 2024	41,698
	2,500	37.82	September 22, 2024	67,200
	1,510	38.07	October 29, 2024	40,211
	1,214	47.36	January 21, 2025	21,051
	1,014	56.69	April 15, 2025	8,122
	1,129	50.94	July 22, 2025	15,535
	1,203	47.81	October 14, 2025	20,319
							1,429,870
Total:				1,633,717			1,429,870

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options(a) (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(b) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed(b)(c) ($)
Heather Munroe-Blum	2,500	50.21	July 27, 2025	36,225
	523	47.81	October 14, 2025	8,833
							232,855
Total:				45,058			232,855

64	2017 MANAGEMENT PROXY CIRCULAR

Appendix B

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options(a) (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(b) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed(b)(c) ($)
Michael B. Pedersen(f)	–	–	–	–
							41,732
Total:				–			41,732
	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options(a) (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(b) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed(b)(c) ($)
Michael E. Roach	461,505	15.49	September 30, 2019	22,710,661
							103,520
Total:				22,710,661			103,520
	Option-based Awards				Share-based Awards

Name	Number of securities underlying unexercised options(a) (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(b) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed(b)(c) ($)
Joakim Westh	953	27.28	April 28, 2023	35,661
	1,220	36.15	September 30, 2023	34,831
	1,875	37.82	September 22, 2024	50,400
Total:				120,892

(a)	Shows stock options held as at September 30, 2017.
(b)	Based on $64.70, the closing price of the Company’s Class A subordinate voting shares on the TSX on September 29, 2017, the last trading day in fiscal 2017.
(c)	Shows the aggregate payout value of DSUs granted in respect of fiscal 2017 and previous fiscal years.
(d)	Mr. Brassard is not seeking re-election on the Board of Directors and will therefore cease to be a director on January 31, 2018.
(e)	Ms. Godin and Mr. Imbeau received stock options in fiscal 2017 as compensation in respect of their service as an executive and as an officer of the Company, respectively.
(f)	Mr. Pedersen joined the Board of Directors of the Company effective August 1, 2017.

2017 MANAGEMENT PROXY CIRCULAR	65

Appendix C

Shareholder Proposals

Proposal Number One – Advisory Vote on the Compensation of Senior Executives

Considering that discussions are currently taking place between the Company and MÉDAC with respect to the compensation of senior executives, it was mutually agreed with MÉDAC not to present Shareholder Proposal Number One for a vote at the Meeting. The Company has nonetheless decided to present its views on the proposal.

Proposal

It is proposed that the Board of Directors give its shareholders the opportunity to vote on CGI’s executive compensation policy.

For three years now, MÉDAC has been soliciting the support of shareholders regarding the implementation of an advisory vote on executive compensation. We would like to stress here that two major institutional investors support this practice, which is now commonly seen in 80% of the businesses that are part of the S&P/TSX 60.

Here are two examples of this substantial support that are noteworthy:

•	The Ontario Teachers’ Pension Plan (Teachers), which explained its support of our proposal last year in the following terms:

[TRANSLATION]

“We believe that an advisory vote is critical when it comes to facilitating communications between directors and shareholders. Executive compensation plans represent a significant cost for shareholders, and we feel that they have the right to express their opinions on the efficacity of compensation practices.”

•

Private Management Division, Desjardins Group which, in its Policy Governing the Exercise of Voting Rights by Proxy, supports all shareholder proposals demanding an advisory vote on executive compensation.

Support for this proposal is solid and consistent for Class A subordinate voting shares, namely those shares held mainly by the public and not by senior executives. We estimate that one out of every three holders of Class A subordinate voting shares has supported our proposal.

We would like to reiterate that holders of ordinary shares are quite able to grasp the ethical and social justice issues raised by compensation policies.

A number of shareholders question the objectives of compensation policies: as shareholders, do they want these policies to focus on long-term rather than short-term performance, to prevent the gap between executive compensation and average member compensation from becoming excessive, and to have targets that are based not only on yield per share, but also on other measures such as gender equity initiatives or reducing the Company’s ecological footprint.

Compensation policies are key indicators of an organization’s values and, in that regard, shareholders do have the knowledge they need to express their opinions. It is counterproductive that their only solution for expressing dissent is to sell their shares, a decision that can prove costly under some circumstances.

Board of Directors Response

Devising a compensation policy and related practices as a solid foundation for a successful business is a challenging task that requires a deep understanding of the business and its competitive environment to ensure that our overall compensation approach serves the best interests of the Company.

Shareholders elect directors annually to perform that critical supervision role on their behalf. CGI’s Human Resources Committee is composed entirely of independent directors who have expertise in human resources management, as well as access to experts’ advice, comparative data and good practices in the establishment and oversight of executive compensation policy and practices.

As such, CGI’s directors developed an executive compensation policy that emphasizes incentive compensation linked to business performance, thereby ensuring that the financial interests of the Company’s executives are closely aligned with those of shareholders. CGI measures business performance on the basis of profitability and growth as well as client and

66	2017 MANAGEMENT PROXY CIRCULAR

Appendix C

member satisfaction. These factors drive the Company’s compensation programs, which are designed to attract and retain the key talent CGI needs to remain competitive in a challenging market and achieve continued and profitable growth for shareholders.

Advisory votes, by their binary yes or no nature, do not provide useful insight to the Board of Directors and therefore cannot promote meaningful dialogue with shareholders. The current Canadian regulatory framework prevents public companies from knowing who their shareholders really are and it is therefore unclear how an advisory vote can lead to a meaningful dialogue with shareholders who, for the most part, remain anonymous. During fiscal 2017, CGI held 236 meetings with investors worldwide and we believe that these meetings provide a richer opportunity for dialogue to address shareholder concerns.

The advisory vote process also raises the question of whether all shareholders should benefit from the same voting rights. Studies have shown that, on average, shares of North American public companies are held for short periods of time, often less than six months. A review of applicable legislation to distinguish between short-term speculators and investors who have an interest in the long-term interests of companies would therefore be needed before an advisory vote of this nature could be considered.

Furthermore, several institutional investors exercise their voting power based on the recommendations of proxy advisory firms, thereby essentially delegating their voting rights to them. Our experience has been that these firms’ one-size-fits-all approach and the quality of their research can be deficient. Advisory firms are also often in blatant conflicts of interest as they provide corporate governance advisory services while also providing voting recommendations based on the practices that they advocate.

If legislative amendments were made to address the concerns set out above, the Company would consider implementing an advisory vote on executive compensation.

In the meantime, we continue to believe that our directors, whose fiduciary duties include ensuring that the Company’s executive compensation policies and practices are appropriate in light of the Company’s business in the challenging markets in which it operates, are uniquely qualified and positioned to effectively play this important governance function in an effective manner.

Proposal Number Two – Disclosure of Voting Results by Classes of Shares

It is proposed that the Company disclose the voting results by classes of shares, namely those shares carrying one voting right and those carrying multiple voting rights.

In 2017, 15.9% of the votes were cast in favour of this proposal, which is approximately the same support as last year. As was the case with the previous proposal that obtained a similar percentage of support, we believe that one out of every three holders of Class A subordinate voting shares, namely those only holding one vote per share, supported our proposal.

Our experience over the last few years has shown that holders of both types of shares might not share the same concerns. Take, for example, the implementation of an advisory vote on executive compensation, renewal of the mandate of one or several directors, and greater gender balance on the boards of directors.

As mentioned in our recent proposals, multiple voting shares offer interesting advantages both to controlling and minority investors provided that the legal framework and governance principles adequately protect minority shareholders. To ensure this adequate protection, minority shareholders need quick and direct access to the results of their votes in order to be sure that their voices have been heard and will lead to action that better meets their expectations.

This information would allow minority shareholders to better monitor the actions taken by the Company to meet their expectations and could promote a more sustained dialogue between these two classes of shares. It could even develop the loyalty of minority shareholders and bring about a unity of thought and mutual trust that would help see the organization through difficult times.

2017 MANAGEMENT PROXY CIRCULAR	67

Appendix C

Board of Directors Response

CGI’s disclosure practice regarding voting results complies with the rules set out by the Business Corporations Act (Quebec) (“QBCA”), which govern the Company and provide that the declaration of the chair of the meeting to the effect that a resolution was passed is sufficient and appropriate. The Company considers that all votes should be treated equally and that there are no legal or practical reasons for distinguishing between classes of shares.

The Board of Directors believes that disclosing the voting results separately for each class of shares would not provide any additional protection or benefits to the holders of Class A subordinate voting shares. Our position is in line with applicable legislation, which does not require the disclosure of votes per class of shares but otherwise contains sections dealing with the protection of shareholders. Our Lead Director and other members of the Board of Directors, which is composed of a majority of independent directors, also have the fiduciary obligation to ensure that the interests of all shareholders, irrespective of the class of shares held, are adequately protected.

Furthermore, we believe that the interests of the vast majority of CGI’s shareholders are well aligned, and that the culture of transparency and dialogue established between CGI and its shareholders ensures that all shareholders who wish to be heard have the opportunity to engage in dialogue with the Company. CGI shareholders have access to a broad range of information through the continuous disclosure documents of the Company. As such, they invest in CGI knowing the manner in which CGI’s share capital is structured and characteristics attributed to the multiple voting shares.

The Board of Directors therefore recommends that shareholders VOTE AGAINST the proposal regarding the disclosure of voting results by classes of shares.

68	2017 MANAGEMENT PROXY CIRCULAR